**EXHIBIT 2**

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AVX CORPORATION,

ADMIRAL BYRD ACQUISITION SUB, INC.

AND

AMERICAN TECHNICAL CERAMICS CORP.

Dated as of June 15, 2007

4070739v.6

# TABLE OF CONTENTS

# AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of June 15, 2007, by and among AVX CORPORATION, a Delaware corporation ("Parent"), ADMIRAL BYRD, INC., a Delaware corporation and wholly-owned subsidiary of Parent ("Acquisition Sub"), and AMERICAN TECHNICAL CERAMICS CORP., a Delaware corporation (the "Company").

WHEREAS, Parent seeks to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of Parent, Acquisition Sub and the Company have each approved, and declared it to be advisable and in the best interests of their respective stockholders, for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent, Acquisition Sub and the Company have each approved and declared advisable this Agreement and the merger (the "Merger") of Acquisition Sub with and into the Company, in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), upon the terms, and subject to the conditions, set forth herein, which Merger will result in, among other things, the Company becoming a wholly-owned subsidiary of Parent;

WHEREAS, the Company Board of Directors has determined to recommend to the stockholders of the Company the adoption of this Agreement;

WHEREAS, Parent, as the sole stockholder of Acquisition Sub, has adopted this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Victor Insetta and certain of his Affiliates are entering into a voting agreement with Parent in substantially the form of Exhibit A attached hereto (the "Voting Agreement"), whereby Mr. Insetta and such Affiliates will vote in favor of the Merger unless the Company Board of Directors receives a Superior Proposal and withdraws or modifies the Company Recommendation in accordance with Section 5.7 hereof; and

WHEREAS, capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule of Defined Terms attached hereto as Schedule I;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

## ARTICLE I
## THE MERGER

1.1.    <u>The Merger</u>.  Upon the terms, and subject to the conditions, set forth in this Agreement, and in accordance with the DGCL, Acquisition Sub shall be merged with and into the Company at the Effective Time.  From and after the Effective Time, the separate corporate existence of Acquisition Sub shall cease and the Company, as the surviving corporation in the Merger, shall continue its existence under the laws of the State of Delaware as a wholly-owned subsidiary of Parent.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "<u>Surviving Corporation</u>."

1.2.    <u>Effective Time</u>.  On the Closing Date, subject to the terms and conditions set forth in this Agreement, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the "<u>Certificate of Merger</u>") in substantially the form of <u>Exhibit B</u> attached hereto and executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or such later date and time as may be specified in the Certificate of Merger by mutual agreement of Parent and the Company, being the "<u>Effective Time</u>").

1.3.    <u>Effect of the Merger</u>.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4.    <u>Certificate of Incorporation and By-Laws of the Surviving Corporation</u>.  At the Effective Time and without further action on the part of the parties hereto, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in <u>Exhibit C</u> attached hereto, and (b) the By-Laws of Acquisition Sub shall be the By-Laws of the Surviving Corporation (the form of which is attached hereto as <u>Exhibit D</u>), in each case, until thereafter amended as provided by the DGCL.

1.5.    <u>Directors and Officers</u>.  From and after the Effective Time, (a) the directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers of Acquisition Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, to hold office in accordance with the Certificate of Incorporation and the By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, or their resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws or the terms of any contract pursuant to which they may be serving as such.

1.6.    <u>Conversion of Capital Stock; Stock Options</u>.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub or the Company or their respective stockholders:

(a)    <u>Acquisition Sub Capital Stock</u>.  Each share of common stock, par value $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

(b)    <u>Treasury Shares</u>.  Each share of capital stock of the Company held in the treasury of the Company (the "<u>Treasury Shares</u>") shall be cancelled and retired, and no payment shall be made in respect thereof;

(c)    <u>Excluded Shares</u>.  Each share of capital stock of the Company held by Parent or Acquisition Sub or any of their respective Affiliates (the "<u>Excluded Shares</u>") shall be cancelled and retired, and no payment shall be made in respect thereof; and

(d)    <u>Conversion of Common Stock and Options</u>.

(i)    Each share of common stock, par value $0.01 per share, of the Company (the "<u>Common Stock</u>") issued and outstanding immediately prior to the Effective Time, but excluding Dissenting Shares, Treasury Shares and the Excluded Shares:

(A)    shall be converted into the right to receive an amount equal to $24.75 in cash (the "<u>Per Share Merger Consideration</u>"), <u>less</u> any required tax withholding, payable to the holder thereof, without interest in accordance with the provisions of Section 2.2 below; and

(B)    shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and, subject to Section 1.8  below, each holder of such Common Stock (a "<u>Stockholder</u>") shall cease to have any rights with respect thereto, except the right to receive the payment contemplated by Section 1.6(d)(i)(A) above in accordance with the provisions of Section 2.2 below.

(ii)    Each unexercised option (whether vested or unvested) outstanding at the Effective <u>Time</u> and which is (or may become) exercisable for shares of Common Stock (an "<u>Option</u>") immediately prior to the Effective Time:

(A)    shall be converted into the right to receive an amount in cash (without interest) equal to (x) the product of (1) the total number of shares of Common Stock issuable upon full exercise of such Option immediately prior to the Effective Time (whether or not vested or exercisable), multiplied by (2) the amount by which the Per Share Merger Consideration exceeds the exercise price per share of Common Stock payable upon exercise of such Option immediately prior to the Effective Time, <u>less</u> (y) any required tax withholding in accordance with the provisions of Section 2.2 below; provided, that, each holder of an Option (an "<u>Optionholder</u>") is given notice of such conversion as required under the Company Stock Option Plan; and, provided, further, that any Option that has an exercise price per share of Common Stock that is equal to or greater than the Per Share Merger Consideration shall be terminated without any payment in respect thereof; and

(B)     shall automatically be terminated and be of no further force and effect, and each Optionholder shall cease to have any rights with respect thereto, except the right to receive the payment contemplated by Section 1.6(d)(ii)(A) above in accordance with the provisions of Section 2.2 below.

(iii)     The term "Merger Consideration" means the consideration payable to Stockholders (other than holders of Dissenting Shares, Treasury Shares and Excluded Shares) and Optionholders pursuant to Section 1.6(d)(i) and (ii) above and may refer to the aggregate consideration payable to all Stockholders (other than holders of Dissenting Shares, Treasury, Shares and Excluded Shares) and Optionholders or to any part thereof, as the context may require.

(e)     Stock Splits; Etc.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Common Stock shall have changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar event, the Per Share Merger Consideration shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or similar event.

1.7.     Closing.  Subject to the terms and conditions hereof, the closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place at 10:00 a.m., local time, on the third Business Day following the date on which the last of the conditions set forth in Article VI have been satisfied or waived (other than any such conditions that by their terms cannot be satisfied until the Closing Date, which conditions shall be required to be so satisfied or waived on the Closing Date) and, in any event, subject to extension as set forth in Section 7.1(b), no later than the Outside Date, unless another time or date is agreed to in writing by the Company and Parent (the date upon which the Closing occurs being the "Closing Date"). The Closing shall be held at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York, or remotely via the exchange of executed documents and other closing deliverables.

1.8.     Dissenting Shares.  Shares of Common Stock that are held by a Stockholder who (a) has not voted such shares in favor of the Merger, (b) shall have delivered a timely written demand for appraisal of such shares in the manner provided for in Section 262 of the DGCL, and (c) shall not have effectively withdrawn or lost such right to appraisal as of the Effective Time (such shares, the "Dissenting Shares"), shall be entitled to such rights (but only such rights) as are granted by Section 262 of the DGCL.  Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares pursuant to Section 262 of the DGCL shall, subject to the terms of this Agreement, receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder's entitlement to appraisal rights as provided in Section 262 of the DGCL, (ii) if any holder of Dissenting Shares shall have effectively withdrawn its demand for appraisal of such Dissenting Shares or lost its right to appraisal and payment for its Dissenting Shares under Section 262 of the DGCL, or (iii) if no holder of Dissenting Shares has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided for the filing of such petition in Section 262 of the DGCL, then

(A) such holder shall forfeit the right to appraisal of such Dissenting Shares and cease to be deemed a holder of Dissenting Shares, and (B) each such Dissenting Share shall be deemed to have been converted into, as of the Effective Time, the right to receive the Per Share Merger Consideration, less any required tax withholding, without any interest thereon, upon surrender, in the manner provided in Article II below, of the Certificate that formerly evidenced such share or, in the event that such Certificate is lost, stolen, mutilated or destroyed, a properly completed and executed Affidavit of Loss. The Company shall give Parent (x) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (y) the opportunity to lead all negotiations and proceedings with respect to demands for appraisal under the DGCL (it being understood that the Company shall be entitled to participate therein). The Company shall not make any payment with respect to, or settle or offer to settle, any such demand, except with the prior written consent of Parent or as may otherwise be required by applicable Law.

1.9.    Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Company and Acquisition Sub respectively, to take all such lawful and necessary action.

## ARTICLE II
## CLOSING PAYMENTS; PAYMENTS OF MERGER CONSIDERATION

2.1.    Closing Payments. On the Closing Date, the Company will pay (or cause to be paid) the Closing Date Company Transaction Expenses.

2.2.    Exchange of Certificates and Option Agreements.

(a)    Exchange Agent. Effective as of the Closing Date, Parent, the Company and the Surviving Corporation will appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration.

(b)    Exchange Fund. Prior to the Effective Time, Parent will deposit with the Exchange Agent, by wire transfer of immediately available funds to an account designated by the Exchange Agent (the "Exchange Account"), $231,000,000, such amount being the aggregate amount estimated to pay the Merger Consideration due to all Stockholders and Optionholders in respect of all shares of Common Stock (other than the Dissenting Shares, Treasury Shares and the Excluded Shares) and Options outstanding immediately prior to the Effective Time. The aggregate amounts deposited with the Exchange Agent prior to the Effective Time and, to the extent applicable, from time to time thereafter in accordance with this Agreement, plus any interest earned thereon, less the aggregate amounts disbursed by the Exchange Agent shall be referred to as the "Exchange Fund." If at any time after the Effective Time, the Exchange Fund is insufficient to pay the amounts due in respect of any shares of Common Stock or Options, Parent shall immediately deposit (or cause to be deposited) with the Exchange Agent, by wire transfer of immediately available funds to the Exchange Account, an amount at least equal to such deficiency.  The Exchange Fund shall not be used for any purpose other than the payment of the Merger Consideration to Stockholders and Optionholders.  Any portion of the Exchange Fund that remains undistributed to Stockholders and Optionholders for 18 months after the Effective Time shall be delivered by the Exchange Agent to Parent and any Stockholder or Optionholder who has not theretofore exchanged a Certificate or Option Agreement (or Affidavit of Loss) for Merger Consideration in accordance with this Section 2.2 shall thereafter only look to Parent for payment of Merger Consideration.  The Exchange Agent shall invest the Exchange Fund as directed by Parent; provided, that, such investment shall be in (i) securities issued, or directly and fully guaranteed or insured, by the United States of America government or any agency or instrumentality thereof, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively, or (iii) certificates of deposit and bankers' acceptances and overnight bank deposits with any commercial bank, depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia.  Any interest and other income resulting from such investments after payment in full of the Merger Consideration to Stockholders and Optionholders in accordance with this Article II shall be paid to Parent.  Any portion of the Exchange Fund or any other amount otherwise payable as Merger Consideration remaining unclaimed by Stockholders or Optionholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(c)     Letter of Transmittal.  As soon as reasonably practicable after the Effective Time (but in any event within three Business Days after the Effective Time), Parent and the Surviving Corporation will cause the Exchange Agent to send to each Stockholder and Optionholder a letter of transmittal in substantially the form of Exhibit E attached hereto (a "Letter of Transmittal"), which shall, among other things, provide instructions for (i) effecting the surrender of stock certificates representing Common Stock ("Certificates"), or option agreements and other documents evidencing Options (collectively, "Option Agreements"), and (ii) effecting the delivery of an affidavit of loss, substantially in the form of Exhibit F attached hereto (an "Affidavit of Loss"), in lieu of any lost, stolen, mutilated or destroyed Certificate or Option Agreement, in each case, in exchange for Merger Consideration.

(d)     Surrender of Certificates and Option Agreements.  Upon surrender to the Exchange Agent of a Certificate or Option Agreement (or, in lieu thereof, an executed and completed Affidavit of Loss), together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, (i) the Stockholder or Optionholder, as the case may be, shall be entitled to receive in exchange therefore, a check in the amount (after giving effect to any required tax withholding) of the Merger Consideration that such Stockholder or Optionholder is entitled to receive under Section 1.6 above, and (ii) the surrendered Certificate or Option Agreement, if any, shall immediately be canceled.  No interest will be paid or accrued with respect to any Merger Consideration deliverable upon due surrender of any Certificate or Option Agreement (or delivery of an Affidavit of Loss).  In the event of a transfer of ownership of Common Stock or an Option that is not registered in the transfer records of the Company, payment may be made to a transferee if, and only if, the Certificate or Option Agreement representing such Common Stock or Option is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer together with evidence that any applicable transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate (other than the Certificates representing Dissenting Shares) and Option Agreement shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate or Option Agreement, as applicable, pursuant to this Article II. Certificates representing Dissenting Shares shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive the fair value of such Dissenting Shares pursuant to the DGCL.

(e)     No Further Ownership Rights.     All Merger Consideration paid in exchange of shares of Common Stock or Options shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock or Options. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of the Common Stock or Options that were outstanding immediately prior to the Effective Time. If, after the Effective Time, the Certificates or Option Agreements are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.2, subject to applicable Law in the case of Certificates representing Dissenting Shares. From and after the Effective Time, Stockholders shall cease to have any rights as stockholders of the Company, except as provided by Law.

(f)     No Liability.  None of Parent, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Stockholder or Optionholder for any amount properly paid to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

(g)     Withholding Rights.  Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Stockholder or Optionholder such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of any state, county, local or foreign tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholder or Optionholder, as applicable.

## ARTICLE III
## REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed by the Company in the disclosure schedule, dated as of the date of this Agreement and delivered by the Company to Parent together with this Agreement (the "Disclosure Schedule"), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:

3.1.     Organization, Good Standing and Qualification of the Company. The Company is a corporation validly existing and in good standing under the DGCL, and is qualified or licensed as a foreign corporation to do business, and is in good standing, in the jurisdictions listed in Section 3.1 to the Disclosure Schedule, which jurisdictions are the jurisdictions where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. The Company has the corporate power and authority, and is in possession of all Approvals necessary, to own, lease and operate its properties and to carry on its business as it is now being conducted, other than those, the failure of which to possess would not have a Company Material Adverse Effect. The Company has previously provided or made available to Parent and Acquisition Sub copies of (a) its certificate of incorporation and all amendments thereto or restatements thereof, (b) its by-laws as currently in effect, and (c) copies of the certificate or articles of incorporation and by-laws or other organizational documents, as applicable and as currently in effect, of each Subsidiary. Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.

3.2.    Subsidiaries.

(a)    Section 3.2(a) of the Disclosure Schedule, sets forth a list of each corporation, partnership, joint venture, limited liability company, trust or other legal entity in which the Company is a general partner or owns, directly or indirectly, at least 5% of the stock or other equity, partnership, membership or similar interests in such entity (each of such entities, a "Subsidiary"), together with the percentage of each Subsidiary's outstanding capital stock or other equity or similar interest owned by the Company or another direct or indirect Subsidiary of the Company. Except as set forth in Section 3.2(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity, partnership, membership or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity, partnership, membership or similar interest in, any Person, or is under any obligation to form or participate in, provide funds to, or make any loan, capital contribution or other investment in, any Person. Except as set forth in Section 3.2(a) of the Disclosure Schedule, all of the outstanding capital stock or other ownership interests of each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Liens or any other limitation or restriction other than restrictions on transfer of securities imposed by applicable state and federal securities Laws and Permitted Liens.

(b)    Each Subsidiary is an entity, incorporated or organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization as set forth in Section 3.2(b) of the Disclosure Schedule and has all the requisite corporate or other organizational power and authority, and is in possession of all Approvals necessary, to own, lease and operate its properties and to carry on its business as it is now being conducted, other than those, the failure of which to possess would not have a Company Material Adverse Effect. Each Subsidiary is qualified or licensed as a foreign entity to do business, and is in good standing, in the jurisdictions listed in Section 3.2(b) of the Disclosure Schedule which are the jurisdictions where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect.

3.3.	Authorization; Binding Obligations.

(a)	The Company has all necessary corporate power and authority to execute and deliver this Agreement, each Related Agreement to which it is a party and each other instrument or document required to be executed and delivered by it pursuant to this Agreement or any such Related Agreement, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to Stockholder Approval, the execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all corporate action on the part of the Company and, other than the receipt of the Stockholder Approval, no other corporate proceedings on the part of the Company or any Subsidiary are necessary to authorize this Agreement or any Related Agreement to which it is a party or to consummate the transactions so contemplated hereby and thereby.

(b)	This Agreement has been, and each of the Related Agreements to which the Company is a party, when executed and delivered by the Company will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Related Agreement to which the Company is a party, when executed and delivered, will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.4.	Capitalization.

(a)	The authorized capital of the Company consists solely of shares of Common Stock. As of June 13, 2007, (i) 9,013,603 shares of Common Stock are issued and outstanding; (ii) 414,140 shares of Common Stock are held in the treasury of the Company; (iii) 527,365 shares of Common Stock are reserved for future issuance pursuant to outstanding Options; and (iv) 71,200 shares of Common Stock are reserved for future issuance pursuant to Options not currently outstanding but eligible to be granted under the 2000 Stock Plan. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable. No shares of Common Stock are held by any Subsidiary of the Company.

(b)	As of the date hereof, except as set forth above in Section 3.4(a) or in Section 3.4(c) of the Disclosure Schedule, no shares of voting or non-voting capital stock, other equity interests or other securities of the Company are issued, reserved for issuance or outstanding. Section 3.4(b) of the Disclosure Schedule lists all Options outstanding as of June 13, 2007, including with respect to each such Option (i) the record holder thereof, (ii) the exercise price thereof, and (iii) the number of shares of Common Stock that remain subject to such Option. All outstanding Options were granted under a Company Stock Option Plan. The Company has made available to Parent copies of (A) its standard form of option agreement, (B) any option agreement which deviates in any material respect from the standard form of option agreement, and (C) the Company Stock Option Plans.

(c)     Section 3.4(c) of the Disclosure Schedule sets forth, as of the date hereof, the number of authorized and outstanding shares of voting or non-voting capital stock or other security or equity interest, and ownership thereof, of each Subsidiary and, except as set forth in Section 3.4(d) of the Disclosure Schedule, no shares of voting or non-voting capital stock, other equity interests or other securities of any Subsidiary are outstanding and neither the Company nor any of its Subsidiaries has issued or agreed to issue any Voting Debt or any stock appreciation rights, phantom stock or other equity equivalent or equity-based award or right. All of the outstanding shares of capital stock or other securities or equity interests of each Subsidiary are duly authorized and validly issued, and, with respect to Subsidiaries that are corporations, fully paid and nonassessable.

(d)     Except for the Options and as described in Section 3.4(d) of the Disclosure Schedule, as of the date hereof, there are no outstanding securities, options (whether vested or unvested), warrants, calls, rights, commitments or agreements to which the Company or any Subsidiary is a party or by which any of them is bound obligating the Company or any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Company or of any Subsidiary. Except as described in Section 3.4(d) of the Disclosure Schedule, there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other securities or equity interests of the Company or any Subsidiary.

(e)     All outstanding Options have been duly authorized and validly issued. All Options shall, by their terms and the terms of the Company Stock Option Plan pursuant to which they were granted, be automatically cancelled in accordance with their terms as of the Effective Time without any payment therefor other than as provided in Section 1.6(d) above. Except for the Option Agreements and except as set forth in Section 3.4(e) of the Disclosure Schedule, there are no voting trusts, proxies or other agreements to which the Company or any Subsidiary or, to the Company's Knowledge, any of the stockholders of the Company, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other securities or equity interests of the Company or any Subsidiary.

(f)     None of the shares of Common Stock or Options were issued or have been transferred in violation of, or are subject to, any preemptive rights or rights of first offer.

(g)     There are no obligations, contingent or otherwise, of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities. There are no declared or accrued unpaid dividends with respect to any of the Company's securities.

3.5.     Consents and Approvals. Except as set forth in Section 3.5 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party do not, and the performance by the Company or any of its Subsidiaries or their respective obligations under this Agreement and each Related Agreement to which it or any of them is a party shall not, require the Company or any Subsidiary to obtain any

Approval of any Person or Approval of, or give notification to or observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (a) Stockholder Approval, (b) any request under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), from the United States Federal Trade Commission or the United States Department of Justice or any other Governmental Authority for additional information, documents or other materials relating to the pre-merger notification requirements of the HSR Act, (c) the filing of the Certificate of Merger in accordance with the DGCL, (d) compliance with applicable requirements of Sections 13 and 14(a) of the Exchange Act and rules of the SEC promulgated thereunder, (e) filings required to be made with the American Stock Exchange, and (f) such other Approvals as are not material to the operation of the business of the Surviving Corporation or any of its Subsidiaries from and after the Effective Time.

3.6. No Violation. Except as set forth in Section 3.6 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party do not, and the performance by the Company of its obligations under this Agreement and each Related Agreement to which it is a party, will not (a) conflict with or violate the Certificate of Incorporation or By-Laws or other equivalent organizational or governing documents of the Company or any Subsidiary, (b) conflict with or violate any Law or Order to which the Company or any of the Subsidiaries is subject or by which any of their respective properties are bound, or (c) conflict with, result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any Subsidiary pursuant to, any Company Contract or Approval to which the Company or any Subsidiary is a party or by which the Company or any of the Subsidiaries or its or any of their respective properties is bound or subject, which conflict, violation, breach or default, in the case of subsections (b) and (c) hereof, would have a Company Material Adverse Effect.

3.7. SEC Filings.

(a) All required reports, prospectuses, forms, schedules, proxy statements or registration statements filed by the Company with the SEC since July 1, 2004 are collectively referred to herein as the "Company SEC Reports". Since July 1, 2004, the Company has filed on a timely basis all reports, prospectuses, forms, schedules, proxy statements or registration statements required to be so filed by the Company with the SEC. No Subsidiary of the Company is required to file any report, prospectus, form, schedule, proxy statement or registration statement with the SEC or any national securities exchange or quotation service.

(b) All Company SEC Reports, as of their respective filing dates (with respect to filings made under the Exchange Act) or as of the respective dates upon which such filings became effective (with respect to filings made under the Securities Act), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Company has made available to Parent all correspondence between the Company and the SEC from July 1, 2004 through the date of this Agreement.

(c)     Except as set forth in Section 3.7(c) of the Disclosure Schedule, none of the Company SEC Reports, as of their respective filing dates (with respect to filings made under the Exchange Act) or as of the respective dates upon which such filing became effective (with respect to filings made under the Securities Act), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)     The Company is in compliance in all material respects with (i) the provisions of SOX with which it is required to comply, and (ii) the applicable listing and corporate governance rules and regulations of the American Stock Exchange.

(e)     Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports.  For purposes of this Section 3.7(e), "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in SOX.

(f)     Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's or such Subsidiary's published financial statements or other of the Company SEC Reports.

(g)     There are no significant deficiencies or material weaknesses in the design or operation of the Company's internal controls which could materially adversely affect the Company's ability to record, process, summarize and report financial data.  To the Company's Knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

(h)     The Company has furnished to Parent a copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

3.8.    Licenses and Permits.  Except for matters governed by Environmental Laws which are addressed in Section 3.12 below, Section 3.8 of the Disclosure Schedule contains a list of all licenses, permits, consents, approvals, authorizations, registrations, qualifications and certifications of any Governmental Authority necessary for the business operations of the Company and each Subsidiary as currently conducted the failure of which to obtain or maintain would have a Company Material Adverse Effect (collectively, the "Company Licenses"). Each Company License is valid and in full force and effect and the Company and each Subsidiary is, in all material respects, in compliance with each such Company License. To the Company's Knowledge, there is no default under any Company License. Section 3.8 of the Disclosure Schedule specifies the holder of each Company License. Except as set forth in Section 3.8 of the Disclosure Schedule, there is no Action pending or overtly threatened that could result in the termination, revocation, limitation, suspension, restriction or impairment of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License.

3.9.    Required Vote.  The Company Board of Directors, by the unanimous vote of all of the directors participating at a meeting duly called and held (which directors constitute a majority of the directors then in office), has (a) approved and declared advisable this Agreement and approved each Related Agreement to which the Company is a party, (b) determined that the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Stockholders, (c) resolved to recommend adoption of this Agreement, and the approval of the Merger, the Related Agreements to which the Company is a party and the other transactions contemplated hereby and thereby to the Stockholders, and (d) directed that this Agreement be submitted to the Stockholders for their adoption.  The affirmative vote of a majority of all outstanding shares of Common Stock (such holders, the "Requisite Holders"), at a special meeting of the Stockholders, are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement, and to approve the Merger, the Related Agreements to which the Company is a party and the other transactions contemplated hereby and thereby ("Stockholder Approval").

3.10.    Title to Properties and Assets.

(a)      Except as set forth in Section 3.10(a) of the Disclosure Schedule, the Company and each Subsidiary is the legal and equitable owner of all right, title and interest in, and has good and valid title to, all of its owned properties and assets (collectively, the "Company Assets"), free and clear of all Liens, other than Permitted Liens.  The assets owned or leased by the Company and its Subsidiaries constitute all of the assets necessary for and used by the Company and its Subsidiaries to carry on their respective businesses as currently conducted.

(b)      With respect to personal properties and assets that are leased, the Company or one of its Subsidiaries has a valid leasehold interest in such properties and assets and all such leases are in full force and effect and, to the Company's Knowledge, constitute valid and binding obligations of the other party(ies) thereto.  Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party thereto is in violation of any of the terms of such lease, the violation of which would constitute a Company Material Adverse Effect.

3.11.    Real Property.

(a)      Section 3.11(a) of the Disclosure Schedule identifies all real property owned by the Company or any of the Subsidiaries ("Owned Real Property").  The Company or a Subsidiary has good and marketable fee simple title with respect to each parcel of Owned Real

Property, free and clear of all Liens except for Permitted Liens.  Except as set forth in Section 3.11(a) of the Disclosure Schedule, there are no outstanding contracts for the purchase and sale of, or any option or right of first offer or right of first refusal to purchase, any Owned Real Property or any portion thereof or interest therein and no outstanding contracts for the Company or a Subsidiary to purchase any real property.  As of the date hereof, there are no pending or overtly threatened condemnation or eminent domain proceedings affecting the Owned Real Property or any portion thereof.  The Company has made available to Parent all Real Property Reports.  With respect to each such Real Property Report, there has been no change since the date thereof relating to the subject matter thereof that would constitute a Company Material Adverse Effect, except for any such change as may be reflected in another later dated Real Property Report.

(b)       Section 3.11(b) of the Disclosure Schedule identifies all real property leased by the Company or any of the Subsidiaries ("Leased Real Property").  Copies of all of the leases, subleases, licenses or other contracts pursuant to which the Company or any Subsidiary leases Leased Real Property (collectively, "Real Property Leases") have been made available to Parent.  With respect to each of the Real Property Leases, the Company or its Subsidiary, as applicable, has a valid leasehold interest to the leasehold estate in the Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to each pertinent Real Property Lease.

(c)       Except as disclosed in Section 3.11(c) of the Disclosure Schedule, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties other than the Company or a Subsidiary the right of use or occupancy of any portion of the Owned Real Property or Leased Real Property (collectively, "Real Property"), and there are no parties (other than Company or any Subsidiary) in possession of any Real Property.

3.12.   Environmental Matters.

(a)       Except as disclosed in the environmental reports and other written materials (the "Environmental Reports") listed in Section 3.12(a) of the Disclosure Schedule, no Environmental Claim has been issued or filed, no penalty has been assessed and no Action is pending or overtly threatened by any Governmental Authority or any Third Party, which Environmental Claim, penalty, or Action would have a Company Material Adverse Effect, with respect to: (i) any alleged violation of, noncompliance by the Company or any Subsidiary with, or Liability of the Company or any Subsidiary under, any Environmental Law or Order by which the Company or any Subsidiary or any of their respective assets are bound, (ii) any alleged failure by the Company or any Subsidiary to have or comply with any Environmental Permits, or (iii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transportation, abatement, release, exposure to removal, remediation, possession or handling by the Company or any Subsidiary, or presence on, under or above, or discharge from, the Real Property of Hazardous Substances in violation of any Environmental Law or Order.  Except as disclosed in the Environmental Reports, the Company has not to the Company's Knowledge, (A) been notified that it is potentially liable, (B) received any requests for information or other correspondence concerning any site or facility, or (C) received any notice that it is considered potentially liable, under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.

(b)     Except as disclosed in the Environmental Reports, the Company, each Subsidiary and the Real Property are and, except for instances of non-compliance which have been cured, to the Company, each Subsidiary and, to the Company's Knowledge, the Real Property, have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by or the taking of appropriate steps to obtain by the Company and each Subsidiary of all Environmental Permits and other Approvals required under applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof.

(c)     Except as disclosed in the Environmental Reports, there are no above-ground and, to the Company's Knowledge, no underground storage tanks, oil/water separators, sumps and septic systems located on the Real Property.

(d)     The Company has provided to Parent copies of all material environmental reports, audits, assessments and investigations relating to the Real Property and the operations of the Company and its Subsidiaries, to the extent the foregoing are in the possession of the Company or any Subsidiary.

3.13.   Financial Statements; Undisclosed Liabilities.

(a)     The audited consolidated balance sheet of the Company and the Subsidiaries as at June 30, 2006, and the related audited consolidated statements of income, cash flow and stockholders' equity for the fiscal year then ended, certified by the Company's independent public accountants and accompanied by a copy of such auditor's report (the "Year-End Financial Statements"), and the unaudited consolidated balance sheet of the Company and the Subsidiaries as of March 31, 2007 ("Interim Balance Sheet") and the related unaudited consolidated statements of income, cash flow and stockholders' equity for the nine months then ended (the "Interim Financial Statements" and, together with the Year-End Financial Statements, the "Financial Statements"), in each case, as included in the Company SEC Reports, fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the dates indicated, and the results of operations and cash flows of the Company and its Subsidiaries for the respective periods indicated, in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis throughout the periods indicated (unless otherwise required by GAAP) except that the Interim Financial Statements are subject to customary inter-period and year-end adjustments and do not contain all footnotes required by GAAP.

(b)     Except as set forth in the financial statements (including the footnotes thereto) included in the Company's Form 10-K for the year ended June 30, 2006 and in the Company's Form 10-Qs for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007 or as otherwise disclosed in the Company SEC Reports, the Company and its Subsidiaries have no accrued, contingent or other Liabilities of any nature, either matured or unmatured and whether due or to become due of a type required to be reflected in financial statements prepared in accordance with GAAP, other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet of the Company included in the Company SEC Reports filed prior to the date of this Agreement, (ii) liabilities or obligations which are not, individually or in the aggregate, material in amount, (iii) Company

Transaction Expenses, (iv) liabilities not yet due under Contracts to which the Company or any Subsidiary is a party or by which any of their respective assets or properties are bound or subject, and (v) liabilities identified in Section 3.13(b) of the Disclosure Schedule.

3.14. <u>Absence of Certain Events</u>. Except as disclosed in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.14 of the Disclosure Schedule, since March 31, 2007, the Company and the Subsidiaries have conducted their respective businesses in the ordinary course and consistent with past practice. Since March 31, 2007, except as set forth in Section 3.14 of the Disclosure Schedule, there has not been:

(a) Any sale, assignment, license or other disposition, of any material portion of the assets or properties of the Company and the Subsidiaries taken as a whole, except in the ordinary course of business;

(b) Any Lien imposed or created on any of the assets or properties of the Company or any Subsidiary, other than Permitted Liens;

(c) Any damage, destruction or loss of any of the material assets or properties of the Company and the Subsidiaries taken as a whole by fire or other casualty, whether or not covered by insurance;

(d) Any termination, modification or amendment of any material Contract to which the Company or any Subsidiary was or is a party, except for terminations, modifications or amendments made in the ordinary course of business;

(e) Any change in any of the accounting principles adopted by the Company or any Subsidiary or any change in the Company's or any Subsidiary's accounting policies, procedures, practices or methods with respect to applying such principles, other than as required by GAAP or by applicable Law;

(f) Any termination of any officer or other key personnel of the Company or any Subsidiary;

(g) Any cancellation or forfeiture of any material debts or claims of the Company or any Subsidiary or any waiver of any rights of material value to the Company or any Subsidiary;

(h) Any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business;

(i) Any loan, advance or capital contribution made by the Company or any Subsidiary to, or investment in, any person other than (i) loans or advances to employees in connection with business-related travel and entertainment, in each case made in the ordinary course of business, (ii) loans, advances or capital contributions or investments by the Company to or in any Subsidiary, by any Subsidiary to or in the Company, or by any Subsidiary to or in any other Subsidiary, and (iii) liabilities set forth on Section 3.13(b) of the Disclosure Schedule; or

(j)     Any agreement, understanding, authorization or proposal for the Company or any Subsidiary to take any of the actions specified in this Section 3.14.

3.15.   Legal Proceedings; Orders.  Except for matters governed by Environmental Laws which are addressed in Section 3.12 and except as set forth in Section 3.15 of the Disclosure Schedule, (a) there is no Action pending or, overtly threatened by or against the Company or any Subsidiary or relating to the Company, any Subsidiary or their respective business or properties (i) which, if determined adversely to the Company, could reasonably be expected to have a Company Material Adverse Effect, or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the Merger, and (b) no officer or director of the Company or any Subsidiary is a defendant in any Action in connection with his or her status as such.  Neither the Company nor any Subsidiary, nor any material property or asset of the Company or any Subsidiary, is subject to any outstanding Order.  There is no unsatisfied judgment, penalty or award against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets.

3.16.   Compliance with Laws.  Except for matters governed by Environmental Laws which are addressed in Section 3.12 and the Actions addressed in Section 3.15, the Company and each of its Subsidiaries is in compliance with all Laws applicable to them or any of their respective assets or properties the failure with which to be in compliance would have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice to the effect that it is not in compliance with any Laws and there is no Action pending or overtly threatened by any Governmental Authority with respect to any alleged violation by the Company or any of its Subsidiaries of any applicable Law.

3.17.   Employment and Labor Matters.

(a)     Except as set forth in Section 3.17(a) of the Disclosure Schedule, (i) there are no employment, consulting, independent contractor, severance pay, continuation pay, termination or indemnification Contracts between the Company or any Subsidiary and any current or former stockholder, officer, director, employee, consultant or independent contractor, and (ii) there are no obligations to pay bonuses, change of control payments or other forms of compensation arising, vesting (whether fully or partially) or payable (whether or not at the Closing), to directors, officers, employees, consultants or agents of the Company as a result of the consummation of the transactions contemplated by this Agreement (but excluding bonus compensation payable in the ordinary course of business consistent with past practice that is not contingent on the consummation of such transactions).

(b)     Neither the Company nor any Subsidiary is a party to any collective bargaining Contracts or any other Contracts with any labor unions or other representatives of any employees of the Company or any Subsidiary, and no such Contract is being negotiated, nor are any union organizing efforts underway or overtly threatened.  Since June 30, 2002, there has not been any labor strike, dispute, claim, charge, lawsuit, proceeding, labor slowdown or stoppage and none of such actions are pending or overtly threatened against or involving the Company or any Subsidiary or with respect to any employees of the Company or any Subsidiary.

(c)     Within the past three years, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that could implicate the WARN Act.

3.18.   Employee Benefit Plans.

(a)     Section 3.18(a) of the Disclosure Schedule sets forth a list of each Company Plan that provides benefits in respect of any employee or former employee of the Company or any Subsidiary.   Each Company Plan has been funded and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code.  For purposes of this Agreement, the term "Company Plan" shall include each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, and each other material benefit plan, arrangement, agreement, policy or understanding sponsored, maintained or contributed to by the Company or any Subsidiary or under which the Company or any Subsidiary has any current or, to the Company's Knowledge, future liability.  Except as set forth in Section 3.18(a) of the Disclosure Schedule, no Company Plan has been established or maintained for employees living outside of the United States.  The Company has made available to Parent copies of all material documents pursuant to which each Company Plan is administered.

(b)     Except as set forth in Section 3.18(b) of the Disclosure Schedule, no Contract identified in Section 3.17(a) of the Disclosure Schedule will, as a result of the transactions contemplated hereby, either require any payment by the Company (or the Surviving Corporation) or Parent or any of their respective subsidiaries (including the Subsidiaries) or any consent or waiver from any stockholder, officer, director, employee, consultant or independent contractor, or result in any change in the nature of any rights of any stockholder, officer, director, employee, consultant or independent contractor, including, but not limited to, any accelerated payments, deemed satisfaction of goals or conditions, new or increased benefits or additional or accelerated vesting.

(c)     Except as set forth in Section 3.18(c) of the Disclosure Schedule, no individual will as a direct or indirect result of the transactions contemplated hereby, accrue or receive additional benefits, service or accelerated rights to payments under any Company Plan, including the right to receive any parachute payment (as defined in Section 280G of the Code) or become entitled to severance, termination allowance or similar payments that could result in the payment of any such benefits or payments, and no such benefits, rights or payments have accrued as of any other transaction or event that remains unsatisfied as of the date of this Agreement.  Except pursuant to Contracts identified in Section 3.17(a) or as set forth in Section 3.18(c) of the Disclosure Schedule, the Company has not been and will not be required to "gross up" or otherwise compensate any individuals because of the imposition of any excise tax upon payment to such individual.

(d)     Neither the Company nor any ERISA Affiliate maintains or contributes or, in the last seven years has ever maintained or contributed to, or otherwise participates or, in the last seven years participated in, a "defined benefit plan" within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code, or a plan that is subject to the requirements of Section 412 of the Code or Title IV of ERISA, or is or, in the last seven years was, a party to a "multiemployer plan" within the meaning of Section 3(37), 4001(a)(3), 4063 or 4064 of ERISA or Section 414(f) of the Code.  For purposes of this Agreement, the term "ERISA Affiliate" shall include any organization that is or has ever been treated as a single employer with the Company or any Subsidiary under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.  No liability under Title IV or ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that would give rise to any such liability thereunder.  Except as set forth in Section 3.18(d) of the Disclosure Schedule, the Company does not maintain a Company Plan providing retiree, medical or life benefits (as defined in Section 3(1) of ERISA) to employees or former employees after retirement or other separation from service other than as required by COBRA.

(e)     No Actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or overtly threatened with respect to any Company Plan.  Except as set forth under ERISA, the Code or the terms of the relevant Company Plan, there are no material restrictions on the rights of the Company to amend or terminate any Company Plan without incurring any liability thereunder.

(f)     To the Company's Knowledge, no "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Code) with respect to any Company Plan has engaged in any nonexempt "prohibited transaction" (as described in Section 4975(c) of the Code or Section 406 of ERISA).  No tax under Code Sections 4980B or 5000 has been incurred with respect to any Company Plan and no circumstances exist that could give rise to such tax.

(g)     Except as set forth in Section 3.18(g) of the Disclosure Schedule, all of the Company Plans that are intended to be qualified under Section 401(a) of the Code have been administered in all material respects in accordance with their terms and are in compliance in all material respects with the currently applicable provisions of ERISA and the Code, have received favorable determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified, or are entitled to rely on opinion letters issued to a prototype sponsor, and no such letter has been revoked and revocation is not threatened.  All contributions to each Company Plan have been made in material compliance with all applicable Law, and the terms of such Company Plan.

(h)     All of the Company's nonqualified deferred compensation plans subject to Code Section 409A have been operated and administered in good faith compliance with Code Section 409A from the period beginning January 1, 2005 through the date of this Agreement.  Except as reflected in Section 3.17(a) of the Disclosure Schedule, since October 3, 2004, none of the Company's nonqualified deferred compensation plans has been materially modified (as defined in Code Section 409A).

3.19. <u>Taxes</u>.

(a)    Except as set forth in Section 3.19(a) of the Disclosure Schedule, all federal, state, local and foreign Tax Returns required to be filed (taking into account extensions) by or on behalf of the Company and each Subsidiary have been timely filed and have been prepared in good faith in accordance with applicable Law in all material respects.  All Taxes shown on such Tax Returns to be due and payable by or with respect to the Company and each Subsidiary have been timely paid, or such amounts, together with Taxes accruing but not subject to Tax Returns required to be filed are reserved for (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax treatment) in accordance with GAAP on the Financial Statements.  Subject to the results of any audit listed on Schedule 3.19(a) of the Disclosure Schedule, to the Company's Knowledge, no Taxes other than those shown on such Tax Returns or so reserved for on the Financial Statements are due and payable by or with respect to the Company or any Subsidiary.  No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any Subsidiary that are not reserved for on the Interim Financial Statements.

(b)    Except as set forth in Section 3.19(b) of the Disclosure Schedule, there are no pending or, based on written notice, threatened, audits in respect of Taxes of the Company or any Subsidiary.

(c)    Except as set forth in Section 3.19(c) of the Disclosure Schedule, neither the Company nor any Subsidiary has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not since expired.  No extension or waiver of time within which to file any Tax Return of, or applicable to, the Company or any Subsidiary has been granted or requested which has not since expired.

(d)    Except for such matters as are referred to in Sections 3.19(a) or (b) above or disclosed in Sections 3.19(a) or 3.19(b) of the Disclosure Schedule, the Company and each Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner required by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

(e)    The Company and each U.S. Subsidiary is a member of the same affiliated group (within the meaning of Section 1504(a)(i) of the Code) for which the Company files a consolidated U.S. federal income Tax Return as the common parent, and neither the Company nor any U.S. Subsidiary has been included in any other consolidated U.S. federal income Tax Return, or consolidated, combined, affiliated or unitary group for non-Federal Tax purposes other than one of which the Company is or was the common parent, for any taxable period for which the statute of limitation has not expired.

(f)    Neither the Company nor any Subsidiary is a party to any agreement or arrangement that would result, separately or in the aggregate, in the actual or deemed payment by the Company or ay Subsidiary that could be disallowed as a deduction under Section 280G or Section 162(m) of the Code.

(g)     Neither the Company nor any Subsidiary is a party to any tax sharing or allocation agreement, nor has any of them given any indemnity against Taxes imposed on any other Person, that has not expired by its terms or otherwise have been terminated and for which no amount is claimed to be owed.

(h)     The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)     No election has been filed under Section 1295(b) of the Code to treat the Company or any Subsidiary as a "qualified elected fund" and on no Tax Return has the Company or any Subsidiary been required to be designated as a "passive foreign investment company" under Section 1296 of the Code.

(j)     Except as set forth in Section 3.19(j) of the Disclosure Schedule, neither the Company nor any Subsidiary has been required to be designated as a "controlled foreign corporation" within the meaning of Section 957 of the Code.

(k)     Neither the Company nor any Subsidiary made any entity classification election pursuant to Treasury Regulation Section 301.7701-3 on IRS Form 8832.

(l)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local of foreign Tax law) execute on or prior to the Closing Date, (iii) any intercompany transaction or any excess loss account described in the Treasure Regulations under Section 1502 of Code (or any corresponding or similar provision of state, local or foreign Tax law), (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, or (v) any prepaid amounts received on or prior to the Closing Date.

(m)     Neither the Company nor any of its Subsidiaries (i) is a party to any "reportable transaction" within the meaning of Section 1.6011-4 of the Treasury Regulations, or (ii) during the five-year period ending on the date hereof, was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or Section 361 of the Code.

(n)     Except as set forth in Section 3.19(n) of the Disclosure Schedule, the Company has not issued or assumed (i) any obligations described in Section 279(a) of the Code, (ii) any applicable high yield discount obligations, as defined in Section 163(i) of the Code, or (iii) any registration-required obligations, within the meaning of Section 163(f)(2) of the Code, that are not in registered form.

3.20.   Contracts.

(a)     Except as disclosed in the Company SEC Reports filed prior to the date hereof or as set forth in Section 3.20(a) of the Disclosure Schedule, neither the Company nor any

Subsidiary is a party to or is otherwise bound or by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) any Contract that relates to any Indebtedness in excess of $500,000; (iii) any Contract pursuant to which the Company or any Subsidiary purchases products or services which involves (A) annual payments by the Company or any Subsidiary of $500,000 or more, or (B) aggregate payments by the Company and its Subsidiaries under such Contract of more than $500,000 over the remaining term of such Contract; (iv) any Contract pursuant to which the Company or any Subsidiary sells any product or service to a Third Party which involves annual payments to the Company or any Subsidiary of $500,000 or more (excluding purchase orders for products or services sold by the Company or any Subsidiary in the ordinary course of business); (v) any license of, or other Contract for the payment of royalties with respect to, Intellectual Property (excluding off-the-shelf software programs licensed by the Company pursuant to "shrink wrap" licenses); (vi) any Contract with any Affiliate of the Company or any Subsidiary; (vii) any Real Property Lease; (viii) any lease of personal property which is material to the business of the Company or any Subsidiary; (ix) any contract that purports to limit the right of the Company or any Subsidiary to (A) engage or compete in any line of business, or (B) compete with any person or operate in any location; (x) any acquisition Contract pursuant to which the Company or any of its Subsidiaries has "earn-out" or other contingent payment obligations that would be reasonably likely to result in aggregate payments in excess of $500,000; or (xi) any employment agreements or consulting or severance agreements, in each case, that involve an aggregate future or potential liability in excess of $150,000 (collectively, the "Company Contracts").  The Company has made available to Parent true and complete copies of all Company Contracts.

(b)     Neither the Company nor any Subsidiary is in default under the terms of any Company Contract which default could result in a Company Material Adverse Effect.  To the Company's Knowledge, no other party to any Company Contract is, or is alleged to be, in default under the terms thereof.

(c)     The Company Contracts are in full force and effect and are valid and binding obligations of the Company or one of the Subsidiaries and, to the Company's Knowledge, the other parties thereto, except that enforcement thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights in effect from time to time and general principles of equity.  Neither the Company nor any Subsidiary has received any written notice from any other party to a Company Contract of the termination or threatened termination thereof, or of any claim, dispute or controversy with respect thereto.

3.21.   Transactions With Related Parties.

(a)     Except as set forth in Section 3.21(a) of the Disclosure Schedule, no Related Party is currently (i) a party to any transaction with the Company or any Subsidiary (including, but not limited to, any Contract providing for the employment of, furnishing of goods or services by, rental of real or personal property from, use or disclosure of Intellectual Property to, borrowing money from or lending money to, or otherwise requiring payments to, any such Person, but excluding payments for normal salary and bonuses and reimbursement of expenses), (ii) to the Company's Knowledge, the direct or indirect owner of a material interest in any Person which is a competitor, supplier or customer of the Company or any Subsidiary, or (iii) the direct or indirect owner of any property or assets used in the business of the Company or any Subsidiary.

(b)     Except as set forth in Section 3.21(b) of the Disclosure Schedule, no Related Party has any outstanding Indebtedness payable to the Company or any Subsidiary and neither the Company nor any Subsidiary has guaranteed any obligation or Indebtedness of any such Related Party to a third party.

3.22.   Insurance.  Section 3.22 of the Disclosure Schedule lists, by type, carrier, policy number and expiration date, of all insurance coverage carried by the Company and the Subsidiaries.  All such policies are, as of the date hereof, in full force and effect and all premiums which are due and payable with respect thereto through the date hereof are currently paid.  Except as set forth in Section 3.22 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written notice of cancellation or non-renewal of any such policy or binder.  Except for claims made under the Company's Self-Insured Medical/Dental Employee Benefit Plan, no claim is currently under any such policy involving an amount in excess of $50,000.  Such policies are sufficient for compliance with all Laws and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound, there is no overtly threatened termination of, or material premium increase with respect to, any policy and none of such polices provides for retroactive premium adjustments.  To the Company's Knowledge, neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to any payment of premiums or the giving of notice), and no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification under the policy.

3.23.   Certain Business Practices.  None of the Company, any Subsidiary or, to the Company's Knowledge, any director or officer or employee of the Company or any Subsidiary (on behalf of the Company or any Subsidiary), has used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any payments in the nature of criminal bribery.

3.24.   Intellectual Property.

(a)     Section 3.24(a) of the Disclosure Schedule sets forth a list of all registrations or applications for registration in respect of Intellectual Property owned by the Company or any Subsidiary.

(b)     To the Company's Knowledge, except as set forth in Section 3.24(b) of the Disclosure Schedule, there has been no infringement by the Company or any Subsidiary with respect to any Intellectual Property rights of others and, to the Company's Knowledge, the conduct of the Company's and the Subsidiaries' businesses as currently conducted does not infringe upon any Intellectual Property rights of any third party.  To the Company's Knowledge, the Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property necessary to conduct their respective businesses as currently conducted. None of the Intellectual Property listed in Section 3.24(b) of the Disclosure Schedule is involved in any interference or opposition proceeding, and the Company has received no written notice that any such proceeding will hereafter be commenced, except as set forth in Section 3.24(b) of the Disclosure Schedule. To the Company's Knowledge, no third party is misappropriating, infringing or violating any Intellectual Property owned by the Company or any Subsidiary and, except as set forth in Section 3.24(b) of the Disclosure Schedule, no such claims have been brought against any third party by the Company or any Subsidiary. Execution and delivery of this Agreement and consummation of the transactions contemplated hereby will not impair the validity, enforceability, ownership or any right of the Company (including the Surviving Corporation) or any Subsidiary to use any Intellectual Property. Notwithstanding anything contained herein to the contrary, the Company makes no representation with respect to the Intellectual Property occasionally licensed from customers or third party software vendors, in the ordinary course of business, in connection with assisting customers in the design of products incorporation the Company's products.

3.25. <u>No Brokers</u>. Except as set forth in Section 3.25 of the Disclosure Schedule, neither the Company nor any Subsidiary has employed or incurred any Liability to any broker, finder, investment banker or other agent in connection with the transactions contemplated by this Agreement.

3.26. <u>Fairness Opinion</u>. The Company Board of Directors has received a written Fairness Opinion, dated as of the date of this Agreement, to the effect that, subject to the assumptions, qualifications and limitations contained therein, the Per Share Merger Consideration to be received by the Stockholders, is fair to the Stockholders, from a financial point of view. The Company has delivered to Parent a copy of such opinion.

3.27. <u>Computer Systems</u>. For purposes of this Agreement, "<u>Computer Systems</u>" means the software, hardware, network and telecommunications equipment and Internet-related information technology that are material to the Company and its Subsidiaries in connection with the operation of their business as currently conducted. The Company or one of its Subsidiaries is the owner of or is validly licensed to use or, in the case of outsourced services, is entitled to receive the benefits of use of, the Computer Systems, and will continue to be the owner of or, subject to obtaining any Approval listed in Section 3.5 of the Disclosure Schedule, to be so validly licensed or entitled to receive the benefits of use immediately following the Closing Date. There have been no downtimes, security breaches, virus attacks, hacking incidents, junk e-mail attacks, or system crashes of the Computer Systems in the 12 months prior to the date of this Agreement that have had, or would reasonably be expected to have, a Company Material Adverse Effect. The Computer Systems have sufficient capacity to meet the needs of the business of the Company and its Subsidiaries as that business is currently conducted (and at the levels it is currently conducted).

## ARTICLE IV
## REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1.     Organization, Good Standing and Qualification.  Each of Parent and Acquisition Sub is a corporation organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted.

4.2.     Authorization; Binding Obligations.

(a)     Each of Parent and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Related Agreement to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Acquisition Sub of this Agreement and each Related Agreement to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by all corporate action on the part of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or any Related Agreement to which it is a party or to consummate the transactions so contemplated hereby and thereby.

(b)     This Agreement has been, and each of the Related Agreements to which Parent or Acquisition Sub is a party, when executed and delivered by Parent or Acquisition Sub (and assuming the due authorization, execution and delivery by the other parties hereto and thereto), will be, duly and validly executed and delivered by such party, and this Agreement constitutes, and each Related Agreement to which Parent or Acquisition Sub is a party, when executed and delivered, will constitute, a legal, valid and binding obligation of Parent and/or Acquisition Sub enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3.     Capitalization of Acquisition Sub.  The authorized capital stock of Acquisition Sub consists of 1,000,000 shares of common stock, par value $0.01 per share, 1,000 shares of which are duly authorized, validly issued and outstanding, fully paid, non-assessable and owned by Parent free and clear of all Liens.  No class of capital stock of Acquisition Sub is subject to preemptive (or similar) rights.  Acquisition Sub was formed solely for the purpose of engaging in a business combination transaction with the Company and has engaged in no other business activities and has conducted its operations solely as contemplated hereby.  Except as described in the first sentence of this Section 4.3, Acquisition Sub has not issued any capital stock or any options, warrants or other rights to acquire capital stock (or securities convertible into or exercisable or exchangeable for capital stock).  There are no options, warrants or other rights to acquire capital stock or other equity or voting interests in Acquisition Sub or securities convertible into or exercisable or exchangeable for capital stock or other equity or voting interests in Acquisition Sub.  No Person has any right to acquire any interest in the business or assets of Acquisition Sub (including any right of first refusal or similar right).

4.4.     Legal Proceedings.   There are no Actions pending or overtly threatened by or against Parent or Acquisition Sub which could materially adversely affect such party's ability to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

4.5.     Consents and Approvals.   The execution and delivery by each of Parent and Acquisition Sub of this Agreement, the Related Agreements to which it is a party or any other instrument or document required by this Agreement to be executed and delivered by Parent or Acquisition Sub do not, and the performance of this Agreement, the Related Agreements to which it is a party and any other instrument or document required by this Agreement to be executed and delivered by Parent or Acquisition Sub shall not, require Parent, Acquisition Sub or any of their respective subsidiaries to obtain any Approval of any Person or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except (a) for any request under the HSR Act from the United States Federal Trade Commission or the United States Department of Justice or any other Governmental Authority for additional information, documents or other materials relating to the pre-merger notification requirements of the HSR Act, (b) for the filing of the Certificate of Merger in accordance with the DGCL, (c) as set forth in Schedule 4.5 hereto, and (d) such other Approvals, filings or authorizations as are not material.

4.6.     No Violation.   The execution and delivery by Parent and Acquisition Sub of this Agreement and each Related Agreement to which Parent or Acquisition Sub is a party do not, and the performance by Parent and Acquisition Sub of its obligations under this Agreement and each Related Agreement to which Parent or Acquisition is a party, will not (a) conflict with or violate the Certificate of Incorporation or By-Laws, as amended to date, of Parent or Acquisition Sub, (b) conflict with or violate any Law or Order to which Parent or Acquisition Sub is subject or by which any of their respective properties are bound, or (c) conflict with or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) by Parent or Acquisition Sub under any material Contract to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any of their respective assets or properties are bound or subject, which conflict, violation, breach or default would, in the case of subsections (b) and (c) hereof, have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement.

4.7.     Financial Capability.   Each of Parent and Acquisition Sub have available to it sufficient funds to consummate the Merger in accordance with the terms of this Agreement, to pay the amounts contemplated by Section 2.2 above and to pay its Transaction Expenses and all other fees, expenses and obligations in connection herewith.

4.8.     Access to Information.   Parent (a) has been furnished with and has had access to all such information regarding the Company, its Subsidiaries and their respective businesses, assets, properties and liabilities as Parent considers relevant in connection with its determination to enter into this Agreement, each Related Agreement and the transactions contemplated hereby and thereby, and (b) has had all questions which have been asked by Parent or any of its representatives satisfactorily answered by a representative of the Company.

4.9.    Ownership of Common Stock.  Neither Parent nor Acquisition Sub beneficially owns, directly or indirectly, any shares of Common Stock or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

4.10.    No Brokers.  Neither Parent nor Acquisition Sub has employed or incurred any Liability to any broker, finder, investment banker or other agent in connection with the transactions contemplated by this Agreement other than UBS Investment Bank or one of its Affiliates.

# ARTICLE V
## COVENANTS

5.1.    Conduct of Business by the Company and its Subsidiaries Pending Closing. Except as set forth in Schedule 5.1 hereto or as required by Laws applicable to the Company, the Subsidiaries and/or their respective assets and properties, the Company covenants and agrees that, between the date hereof and the Effective Time, unless Parent shall consent in writing (i) the Company shall conduct its business and shall cause the businesses of each Subsidiary to be conducted in the ordinary course of business, and (ii) the Company shall, and shall cause each Subsidiary to, maintain its corporate existence, use its reasonable best efforts to preserve intact the business organization and assets of the Company and each Subsidiary, to keep available the services of the present officers, employees, consultants and independent contractors of the Company and each Subsidiary, to maintain in effect the Company Contracts (subject to the expiration of any Company Contract pursuant to its terms) and to preserve the present relationships of the Company and each Subsidiary with suppliers, customers, licensees and other Persons with which the Company or any Subsidiary has business relations.  By way of amplification and not limitation, between the date hereof and the Effective Time, except as set forth in Schedule 5.1 hereof, neither the Company nor any Subsidiary shall do, or agree to do, any of the following without the prior written consent of Parent:

(a)    Amend or otherwise change the Certificate of Incorporation or By-Laws or equivalent organizational document of the Company or any Subsidiary or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure of the Company or any Subsidiary;

(b)    Issue, sell, transfer, pledge, dispose of or encumber, or subject to a Lien, or authorize the issuance, sale, transfer, pledge, disposition or encumbrance of, any shares of capital stock or other equity of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company or any Subsidiary (except for the issuance of shares of Common Stock upon the exercise of options outstanding on the date hereof); or sell, transfer, pledge, dispose of or encumber, or authorize the sale, transfer, pledge, disposition or encumbrance of any assets of the Company or any Subsidiary (other than the sale of inventory in the ordinary course of business or the sale or disposition of assets no longer used or useful in the business of the Company or any Subsidiary); or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, of the Company or any Subsidiary;

(c)     Declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property or any combination thereof) in respect of any of its capital stock or other equity interests (except that Subsidiaries may declare and pay pro rata dividends to their respective equity holders);

(d)     Split, combine or reclassify any of its capital stock or other securities or issue or authorize or propose the issuance of any other stock options or securities in respect of, in lieu of or in substitution for shares of its capital stock or amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of any other Subsidiary, or propose to do any of the foregoing;

(e)     Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(f)     Form any Subsidiary or acquire (by merger, consolidation, acquisition of stock or other securities or assets or otherwise) any equity or other interest, or make any other investment in, any other Person or acquire any material amount of assets or property other than in the ordinary course of business, or enter into any joint venture, strategic alliance, exclusive dealing, non-competition or similar contract or arrangement with any other Person;

(g)     Sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any interest in Intellectual Property except in the ordinary course of business consistent with past practice, or amend or modify in any material way any existing Contract with respect to any Intellectual Property;

(h)     Incur any Indebtedness or issue any debt securities or assume, guaranty or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or enter into any financial commitments to or with any Person, other than to Subsidiaries of the Company;

(i)     Hire or terminate any key employee, consultant or independent contractor, except terminations in the ordinary course of business due to poor performance or for cause, or increase the compensation payable or to become payable to, or the benefits provided to, its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company or any of its Subsidiaries not to exceed 6%; grant any severance or termination payment to, or pay, loan or advance any amount to, or enter into any new bonus or incentive agreement or arrangement with, any director, officer or employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any Company Plan or any employee benefit plan;

(j)     Change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable) unless required by any applicable accounting principles or GAAP, or accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses or reduce inventories, except in the ordinary course of business consistent with past practice;

(k)     Create, incur, suffer to exist or assume any Lien (other than Liens existing on the date hereof and Permitted Liens) on any assets or properties of the Company or any Subsidiary;

(l)     Amend, modify or consent to the termination of any Company Contract, or amend, waive, modify or consent to the termination of the Company's or any of its Subsidiaries' rights thereunder, or enter into any Contract between any Affiliate of the Company or any of its Subsidiaries;

(m)     Enter into any Contract involving aggregate payments or a value in excess of $100,000, other than in the ordinary course of business or for Company Transaction Expenses;

(n)     Settle or compromise any federal, state, local or foreign income Tax Liability or agree to an extension of a statute of limitations;

(o)     Pay, discharge, satisfy, settle or commence any Action or waive, assign or release any material rights or claims;

(p)     Make or change any election, change any annual accounting period, adopt or change any method of accounting or file any amended Return, in each case, with respect to Taxes; or

(q)     Authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into any Contract to do any of the foregoing.

5.2.     Proxy Statement; Stockholders' Meeting.

(a)     Within 30 days after the date hereof, or as soon as reasonably practicable following the execution of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in compliance with Section 14(a) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. The Company will cause the Proxy Statement to be mailed to the Stockholders as promptly as reasonably practicable after the SEC has completed its review thereof. Each of Parent and Acquisition Sub shall furnish to the Company all information concerning itself and its respective subsidiaries and its participation in the Merger as may be reasonably requested in connection with the Merger and the preparation, filing and distribution of the Proxy Statement. Prior to filing or mailing the Proxy Statement, the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings and shall give due consideration to any comments received from Parent's counsel.

(b)     The Proxy Statement shall include the Company Recommendation, except as otherwise provided in Section 5.7 of this Agreement.

(c)     The Company will notify Parent and Acquisition Sub promptly following receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and, will supply Parent and Acquisition Sub as promptly as practicable with copies of all correspondence with the SEC with respect to the Proxy Statement. The Parent and Acquisition Sub will cooperate with the Company in preparing and filing with the SEC any necessary amendment or supplement to the Proxy Statement.

(d)     If, at any time after the mailing of the definitive Proxy Statement and prior to obtaining Stockholder Approval, any event should occur as a result of which the Proxy Statement (as previously amended or supplemented) contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement, the Company and Parent shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC such amendment or supplement and the Company shall, as may be required by the SEC, mail to the Stockholders each such amendment or supplement.

(e)     The Company shall establish a record date for and shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the SEC has completed its review of the Proxy Statement for the purpose of voting on the approval of the Merger and the adoption of this Agreement (such meeting, the "Company Stockholders' Meeting"). In connection with the Company Stockholders' Meeting, the Company's Board of Directors will, subject to Section 5.7, recommend the approval of the Merger and the adoption of this Agreement (the "Company Recommendation"), and (ii) include such Company Recommendation in the Proxy Statement.   The Company may adjourn or postpone (i) such Company Stockholders' Meeting to the extent necessary to ensure that any necessary information is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement; or (ii) the time for which such Company Stockholders' Meeting is originally scheduled if there are insufficient shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of such Company Stockholders' Meeting.

5.3.    Cooperation; HSR Act Filings; Other Approvals, Filings and Consents; Further Assurances.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use  reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, and by the Related Agreements and to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VI, as applicable to each of them. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

(b)     Each of Parent (on behalf of itself and its Affiliates, including Kyocera Corporation) and the Company (i) agrees that it shall, as promptly as practicable and in any event within 15 calendar days of the date hereof, make the filings required of such party or any of its subsidiaries (including the Subsidiaries) under the HSR Act with respect to the transactions contemplated by this Agreement, (ii) agrees to use its reasonable best efforts to negotiate with the United States Federal Trade Commission, the United States Department of Justice and/or any other Governmental Authority in respect of such filings to prevent the issuance of any requests for additional information, documents or other materials under the HSR Act; provided, that, (A) if such a request is about to be issued notwithstanding the parties' efforts, the parties shall discuss the withdrawal and refiling of the filings to avoid the issuance of such a request and to enable the parties to continue to attempt to resolve the issues raised by the United States Federal Trade Commission, the United States Department of Justice and/or any other Governmental Authority in connection with the filings without the need to respond to any such request, and each of the parties shall have the option of withdrawal and refiling, and (B) if any such requests are nonetheless issued, to seek modification of same and/or comply at the earliest practicable date with respect thereto, as modified, and (iii) shall act in good faith and reasonably cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. To the extent not prohibited by Law, each party to this Agreement shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement.  Each of the Company and Parent shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction.  The Company (on behalf of itself and the Subsidiaries), Parent (on behalf of itself and its Affiliates, including Kyocera Corporation) and Acquisition Sub shall (x) give the other parties hereto prior notice of each meeting and substantive conversation with the United States Federal Trade Commission, the United States Department of Justice and/or any other Governmental Authority with respect to such filings, investigation or other inquiry, (y) discuss with the other parties hereto the subject matter to be discussed at such meeting or during such conversation and the recommended course of action, and (z) to the extent reasonably practicable or appropriate, allow the other parties to participate in such meeting or conversation.

(c)      Each of Parent (on behalf of itself and its Affiliates, including Kyocera Corporation) and the Company shall use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws").  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or in violation of any Antitrust Law, each of Parent (on behalf of itself and its Affiliates, including Kyocera Corporation) and the Company shall cooperate and use  reasonable best efforts to contest and resist such Action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement or the Related Agreements, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless Parent and the Company determine that litigation is not in their mutual best interests.  Each of Parent (on behalf of itself and its Affiliates, including Kyocera Corporation) and the Company shall use reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated by this Agreement and the Related Agreements as promptly as possible after the execution of this Agreement. Parent agrees that is shall be responsible for compliance with the provisions of Sections 5.3(b) and (c) of this Agreement by its Affiliates, including Kyocera Corporation.

(d)     Each of Parent and the Company shall, as promptly as practicable, use reasonable best efforts to obtain all other necessary Approvals from Governmental Authorities and make all other necessary registrations and filings under applicable Law required in connection with the authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, including the Merger. Parent and the Company shall act in good faith and reasonably cooperate with the other in connection therewith and in connection with resolving any investigation or other inquiry with respect thereto. To the extent not prohibited by Law, each party to this Agreement shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (other than Antitrust Laws) in connection with the transactions contemplated by this Agreement and the Related Agreements. Each of the Company and Parent shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such Approval. The Company (on behalf of itself and the Subsidiaries), Parent and Acquisition Sub shall (i) give the other parties hereto prior notice of each meeting and substantive conversation with any Governmental Authority with respect to any such Approval, investigation or other inquiry, (ii) discuss with the other parties hereto the subject matter to be discussed at such meeting or during such conversation and the recommended course of action, and (iii) to the extent reasonably practicable or appropriate, allow the other parties to participate in such meeting or conversation.

(e)     The Company shall use its reasonable best efforts to obtain all Approvals from third parties that are set forth in Section 3.5 of the Disclosure Schedule and identified with an asterisk ("Company Third Party Consents"). Parent and Acquisition Sub shall use their reasonable best efforts to obtain all Approvals from third parties that are set forth in Section 4.5 of the Disclosure Schedule and identified with an asterisk ("Parent/Acquisition Sub Third Party Consents"). Notwithstanding anything to the contrary in this Agreement, Parent will not be required, in order to obtain any Approvals or consents under or in respect of this Agreement, to agree to any condition (i) that seeks to prohibit or limit the ownership or operation by the Company or Parent or any of their Affiliates of a material portion of the business or assets of the Company, Parent or any of their Affiliates, or to compel the Company, Parent or any of their Affiliates to dispose of or hold separate any material portion of their business or assets as a result of the Merger or any other transaction contemplated hereunder, (ii) seeks to impose limitations on the ability of Parent to acquire, hold or exercise full rights of ownership of any Common Stock, including the right to vote the Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iii) seeks to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of Parent, the Company and their Affiliates, or (iv) otherwise would reasonably be expected to have a Company Material Adverse Effect.

5.4.    Access to Information.  Prior to the Effective Time and upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of Parent, reasonable access during normal working hours to all of its properties, finances, operating condition, books, Contracts and records and the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties, books, Contracts, records and personnel as Parent may reasonably request.  The Company shall make available to the officers, employees, accountants, counsel and other representatives of Parent upon the reasonable request of Parent and during normal working hours all officers, accountants, counsel and other representatives or agents of the Company or its Subsidiaries for discussion of the Company's or its Subsidiaries' businesses, properties or personnel as Parent may reasonably request.  All requests to meet with any officer or employee of the Company shall be made to Kathleen Kelly, Vice President - Administration of the Company.  The Company shall use reasonable best efforts to make available to the officers, employees, accountants, counsel and other representatives of Parent upon the reasonable request of Parent such customers, suppliers or other Persons with whom the Company or any of its Subsidiaries maintains a business or commercial relationship; provided, that either Kathleen Kelly or Andrew Perz (or such other Person designated by Kathleen Kelly or Andrew Perz) must be present at any meeting, or participating in any telephone conversation, between any officer, employee, accountant, counsel or representative of Parent and any such Person.  All information obtained by Parent pursuant to this Section 5.4 shall constitute "Confidential Information" pursuant to the terms of the confidentiality agreement, dated February 27, 2007, between Parent and the Company (the "Confidentiality Agreement") and Acquisition Sub agrees to be bound to the terms and conditions of the Confidentiality Agreement as if a party thereto.

5.5.    Notice of Certain Events.  Each party hereto shall promptly notify the other parties hereto of any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware after the date hereof and prior to the Closing that would constitute a material violation or breach of this Agreement (or a material breach of any representation or warranty contained herein) or, if the same were to continue to exist as of the Closing Date, would result in any of the conditions set forth in Article VI hereof.

5.6.    Public Announcements.  Prior to the Effective Time, Parent and the Company shall consult with and obtain the approval of (which approval shall not be unreasonably withheld) the other party before issuing any press release or other public announcement with respect to the Merger or this Agreement, and no party hereto shall issue or cause to be issued any such press release prior to such consultation and approval, except to the extent required by applicable Law or the rules of any applicable securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement to attempt to agree upon mutually satisfactory text.  Upon the Closing, Parent and the Company shall issue a mutually agreed upon press release announcing the transactions contemplated hereby.

5.7.    No Solicitation of Other Proposals.

(a)    No Solicitation.  On the date of this Agreement, the Company shall (i) immediately cease, and cause the Subsidiaries and the Company Representatives immediately to cease, all existing activities, discussion and negotiations with any third parties with respect to any Acquisition Proposal, and (ii) promptly notify each Company Representative of its obligations under this Section 5.7.  From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any Subsidiary to, nor shall it authorize or permit any of its officers, directors, employees, representatives or agents (including, any investment banking, legal or accounting firm retained by any of them) (collectively, the "Company Representatives"), directly or indirectly to, (A) initiate, solicit, participate in any discussions or negotiations regarding, provide any non-public information with respect to, or intentionally encourage or seek any inquiries or communications relating to the making of any Acquisition Proposal; (B) enter into any letter of intent, memorandum, agreement in principle, merger agreement, acquisition agreement, option agreement or other agreement constituting or related to an Acquisition Proposal (other than a confidentiality Agreement referral to in and as permitted by this Section 5.7), or (C) release any Third Party from, or waive compliance with any standstill or confidentiality provisions of any agreement to which it is a party; provided, that, nothing contained in this Section 5.7 shall prohibit the Company's Board of Directors or officers from furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal related to an Acquisition Proposal, if (x) the Company Board of Directors determines in good faith that such action is required for the Company Board of Directors to comply with its fiduciary duties to Stockholders under applicable Law, and (y) the Company has obtained from such person a confidentiality agreement not in conflict with the rights of Parent under Section 5.7(b) hereof and otherwise on terms the Company determines in good faith to be no less favorable to the Company than those contained in the Confidentiality Agreement.

(b)    Superior Proposals.  The Company Board of Directors shall furnish to Parent all information provided to any third party pursuant to this Section 5.7 to the extent that such information has not been previously provided to Parent.  Notwithstanding the foregoing, if the Company Board of Directors receives an Acquisition Proposal which it determines in good faith to be superior to the Merger (after consultation with its financial advisors and legal counsel), taking into account the Person making the Acquisition Proposal and the likelihood and timing of consummation (including financial, legal, regulatory and other aspects of the Acquisition Proposal deemed relevant by the Company Board of Directors in good faith) (such other Acquisition Proposal, a "Superior Proposal"), the Company Board of Directors may withdraw or modify the Company Recommendation, approve or recommend the Superior Proposal, enter into an agreement with respect to such Superior Proposal (either of which shall be deemed, for purposes of Section 7.2 hereof, a withdrawal of the Company Recommendation) or terminate this Agreement in accordance with Section 7.1(f); provided, that, at least three Business Days prior to taking any such action, the Company gives written notice thereof to Parent, setting forth in reasonable detail, the material terms and conditions of such Superior Proposal, and Parent shall not have, within such three Business Day period, proposed an improved transaction to the Company's Board of Directors which the Company's Board of Directors determines in good faith (after consultation with its financial advisors and legal counsel) to be at least as favorable to the Stockholders as the Superior Proposal) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require new written notice to Parent and an additional two Business Day period to enable Parent to consider proposing an improved transaction). As soon as reasonably practicable after the date hereof, the Company shall request that third parties promptly return or destroy all confidential information relating to the Company or any of its Subsidiaries furnished to any such third parties by Thomas Wiesel Partners or obtained by such third parties during the process established by Thomas Wiesel Partners.

5.8. <u>Directors' and Officers' Insurance</u>. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pursuant to the provisions of their respective Certificates of Incorporation and By-Laws, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring while such persons were officers and directors of the Company to at least the same extent as is provided under the Certificate of Incorporation and By-Laws of the Surviving Corporation as attached to this Agreement as <u>Exhibit A</u> and <u>Exhibit B</u>, respectively. Neither Parent nor the Surviving Corporation will amend, repeal or modify such provisions in any manner that would adversely affect the rights thereunder of such persons; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. In addition, as of the Effective Time, Parent shall have taken such action necessary to provide directors' and officers' liability insurance for any current or former officers or directors of the Company or any of its Subsidiaries under Parent's directors' and officers' liability insurance policy with respect to any actions or omissions by such directors or officers occurring prior to the Effective Time, and shall maintain coverage for such officers and directors under Parent's then existing directors' and officers' liability insurance policy for a period of six years from the Closing Date on terms with respect to coverage and amount no less favorable in the aggregate than those of the Company's existing policy in effect on the date hereof; provided that, (a) Parent may substitute therefore policies of at least the same coverage containing terms and conditions that are not less advantageous than the existing policies (including with respect to the period covered), and (b) in satisfying the obligation under this Section 5.8, neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 200% of the annual premium paid by the Company for directors' and officers' liability insurance as of the date hereof. Notwithstanding anything contained in Section 5.1 or elsewhere in this Agreement to the contrary, the Company may obtain and fully pay for a "tail" directors' and officers' liability insurance policy covering those individuals who at the time of the execution of this Agreement are covered by the Company's existing directors' and officers' liability insurance policy with a claims period of at least six years following the Effective Time.

5.9. <u>Employee Benefits</u>. Immediately following the Effective Time, the Company and the Subsidiaries (as operated by Parent) shall continue to employ or retain, as applicable, each of the employees who remains an employee of the Company or any Subsidiary as of the Closing Date. Such continued employment shall be on substantially the same terms and conditions immediately following the Effective Time as enjoyed by such employee prior to the Effective Time. Parent shall either (a) continue to maintain the Company Plans and cause such employees to be covered thereunder to the same extent covered prior to the Effective Time, or (b) cause each such employee to be covered by the benefit plans and arrangements provided to similarly-situated employees of Parent ("<u>Parent Plans</u>"); provided, that such plans and arrangements shall be at least as favorable, taken as a whole, to such employees as the Company Plans. For purposes of determining eligibility and vesting (but not benefit accrual) under such Parent Plans, Parent shall credit each such employee with his or her years of service with the Company, the Subsidiaries and any predecessor entities, to the same extent as such employee was entitled to credit for such service under any similar Company Plans prior to such employee's commencement of participation in the Parent Plans.  Further, if and to the extent such employees participate in Parent Plans, Parent shall use its reasonable best efforts to (i) credit such employees for any co-payments, deductibles and out-of-pocket expenses paid under applicable Company Plans prior to such employees' participation in such Parent Plans, and (ii) cause to be waived under applicable Parent Plans all pre-existing condition exclusions and limitations applicable to such employees and their eligible dependents under the Company Plans.  To the extent that Parent is a "successor employer" as such term is defined in Section 54.4980B-9 of the Treasury Regulations, Parent shall satisfy and be fully responsible for any and all obligations under COBRA with respect to such employees, former employees and their respective spouses and dependents who participate in Company Plans that are group health plans (within the meaning of Section 5000(b)(1) of the Code) and who are "M&A Qualified Beneficiaries" (as such term is defined in Section 54.4980B-9 of the Treasury Regulations) with such coverage provided through a Parent Plan (if the corresponding Company Plan is terminated).  Parent shall satisfy and be fully responsible for any and all COBRA obligations that arise with respect to any M&A Qualified Beneficiary (as such terms is determined in Section 54.4980B-9) entitled to elect continuation coverage pursuant to COBRA as a result of a "qualifying event" that occurred on or prior to the Closing Date.  The parties agree that the foregoing provisions of this Section 5.9 (i) are set forth solely for the purpose of defining the obligations between Parent and the Company and shall not be construed as creating any employment contract or other agreement with any employee or other person, and (ii) do not constitute a Company Plan or Parent Plan amendment.

5.10.    Updates to Disclosure Schedule for Post-Signing Events.  At any time, and from time to time on or prior to the Closing Date, the Company may supplement or amend the Disclosure Schedule to reflect any fact necessary to make the representations true and correct (any such supplement or amendment, a "Disclosure Update").  For purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied, (a) with respect to a fact or circumstance set forth on the Disclosure Update, which fact or circumstance (i) exists as of the date of this Agreement or (ii) arises after the date of this Agreement and constitutes a Company Material Adverse Effect, the Disclosure Schedule will not be deemed amended by the Disclosure Update, and (b) with respect to a fact or circumstance set forth on the Disclosure Update, which fact or circumstance arises after the date of this Agreement and which does not constitute a Company Material Adverse Effect, the Disclosure Schedule will be deemed updated by the Disclosure Update.

## ARTICLE VI
## CONDITIONS PRECEDENT TO MERGER

6.1.    Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)     Governmental Approvals.  All applicable waiting periods or approvals under the HSR Act or any other Antitrust Laws shall have expired or been terminated or received.  All other Approvals of, or declarations or filings, with any Governmental Authority necessary for the consummation of the Merger, if any, shall have been obtained or made.

(b)     Stockholder Approval.   The Stockholder Approval shall have been obtained.

6.2.     Additional Conditions to Obligations of Parent and Acquisition Sub.   The obligations of Parent and Acquisition Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following additional conditions:

(a)     Representations and Warranties.   After giving effect to any Disclosure Update in accordance with Section 5.10, if applicable, each of the representations and warranties set forth in Article III that is qualified by "materiality," "Company Material Adverse Effect" or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

(b)     Agreements and Covenants.   The Company shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)     Compliance Certificate.   The Company shall have delivered to Parent a certificate of the President or Chief Executive Officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)     Consents.   Each of the Company Third Party Consents shall have been received in form and substance reasonably satisfactory to Parent.

(e)     Good Standing Certificates.   The Company shall have delivered to Parent with respect to the Company and each Subsidiary, a certificate of good standing from the Secretary of State of its jurisdiction of incorporation or organization and the Secretary of State of each jurisdiction in which it is qualified or licensed to do business each dated a reasonable date prior to the Closing Date.

(f)     Resignation.   Except with regard to those individuals and positions identified on Schedule 6.2(f) hereto, Parent shall have received resignations, effective as of the Closing Date, from all the members of the Boards of Directors of the Company and each Subsidiary, and from all the officers of the Company and each Subsidiary from their respective offices.

(g)     Certificate.  The Company shall deliver to Parent a certificate signed by a senior executive officer of the Company certifying as to:  (i) an attached copy of the resolutions of the Company Board of Directors and an attached copy of the resolutions of the Requisite Holders, in each case authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and the other Related Agreements, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; (ii) the incumbency, authority and specimen signature of each officer of the Company executing this Agreement and the Related Agreements; and (iii) an attached copy of the Company's and each Subsidiary's Certificate of Incorporation and Bylaws or other organizational documents, (as in effect from the time the resolutions described above were adopted until the Closing).

(h)     Exchange Agreement.  The Company and the Exchange Agent shall have executed and delivered the Exchange Agreement in the form attached hereto as Exhibit G (the "Exchange Agreement"), the same shall be in full force and effect and the actions required to be taken thereunder by the Company and the Exchange Agent prior to the Effective Time shall have been performed.

(i)     No Injunctions or Restraints; Illegality.

(i)     There shall not be any Law enacted, entered, enforced or otherwise in effect and deemed applicable to the Merger, which makes the consummation of the Merger on the terms, and conferring upon the Parent and the Surviving Corporation all of their respective rights and benefits, contemplated herein, illegal.

(ii)     No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on the terms, and conferring upon the Parent and the Surviving Corporation all of their respective rights and benefits, contemplated herein.

(iii)     There shall not be pending any Action by any Person that seeks to prevent the consummation of the Merger on the terms, and conferring upon the Parent and the Surviving Corporation all of their respective rights and benefits, contemplated herein, or seeking the award of damages payable by or any other remedy against Parent or the Surviving Corporation if the Merger is consummated.

(j)     Maximum Dissenting Shares.  Not more than 10% of the outstanding shares of Common Stock outstanding immediately prior to the Effective Time shall be Dissenting Shares.

(k)     No Company Material Adverse Effect.  There shall not have occurred since the date of this Agreement any Company Material Adverse Effect which shall not have been cured.

6.3.     Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)     Representations and Warranties.  Each of the representations and warranties set forth in Article IV that is qualified by "materiality" or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

(b)     Agreements and Covenants.  Each of Parent and Acquisition Sub shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)     Compliance Certificate.  Parent shall have delivered to the Company a certificate of the President or Chief Executive Officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)     Consents.  Each of the Parent/Acquisition Sub Third Party Consents shall have been received in form and substance reasonably satisfactory to the Company.

(e)     Exchange Agreement.  The Parent and the Exchange Agent shall have executed and delivered the Exchange Agreement, the same shall be in full force and effect and the actions required to be taken thereunder by Parent and the Exchange Agent prior to the Effective Time shall have been performed.

(f)     No Injunctions or Restraints; Illegality.

(i)     There shall not be any Law enacted, entered, enforced or otherwise in effect and deemed applicable to the Merger, which makes the consummation of the Merger on the terms, and conferring upon the Stockholders and the Optionholders all of their respective rights and benefits, contemplated herein, illegal.

(ii)     No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on the terms, and conferring upon the Stockholders and the Optionholders all of their respective rights and benefits, contemplated herein.

(iii)     There shall not be pending any Action by any Person, nor shall any threat of any such Action have been made by any Person in writing and not withdrawn, in either case that seeks to prevent the consummation of the Merger on the terms, and conferring upon the Stockholders and the Optionholders all of their respective rights and benefits, contemplated herein.

**ARTICLE VII**
**TERMINATION, AMENDMENT, WAIVER AND EXPENSES**

7.1.     Termination.  This Agreement may be terminated (in the case of clauses (b) - (g) below, by written notice of the terminating party to the other parties hereto) and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding Stockholder Approval:

(a)     By mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b)     By either Parent or the Company if the Merger shall not have been consummated on or before February 28, 2008; provided, however, that if the Merger shall not have been consummated solely due to (i) any Approval from any Governmental Authority not having been received, or (ii) Stockholder Approval not having been received, then such date shall be extended by up to an additional 30 days (such date, as extended, if applicable, the "Outside Date"); provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill in all material respects any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date; and, provided, further, that the Outside Date shall be extended, and neither Parent, on the one hand, nor the Company, on the other hand, may terminate this Agreement under this Section 7.1(b) until the expiration of the 10-day cure period set forth in Section 7.1(d)(ii)(B) or Section 7.1(e)(ii)(B), as the case may be;

(c)     By either Parent or the Company, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d)     By Parent, if neither Parent nor Acquisition Sub is in material breach of any of its obligations under this Agreement, and if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.2 and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the later of (A) the Business Day prior to the Outside Date, or (B) the date that is 10 days from the date that the Company is notified of such breach;

(e)     By the Company, if it is not in material breach of any of its obligations under this Agreement, and if Parent or Acquisition Sub shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.3 and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the later of (A) the Business Day prior to the Outside Date, or (B) the date that is 10 days from the date that Parent is notified of such breach;

(f)     By the Company if it has received a Superior Proposal, has given Parent the written notice contemplated by Section 5.7 above, and Parent shall not have, within the three Business Day period provided therein (as the same may be extended as provided therein), proposed an improved transaction to the Company's Board of Directors which the Company Board of Directors determines in good faith (after consultation with its financial advisors and legal counsel) to be at least as favorable to the Stockholders as the Superior Proposal; or

(g)     By Parent, if the Company Board of Directors withdraws or modifies the Company Recommendation in a manner adverse to Parent.

7.2.    Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Sections 5.6, 7.3, 8.1, 8.4, 8.5 8.6, 8.8, 8.9, 8.10 and 8.11 which shall survive such termination) will forthwith become void; provided, that if this Agreement is terminated as a result of any material breach of any representations, warranties, obligations, covenants or other agreements by either party under this Agreement, the non-breaching party shall be entitled to pursue a claim for damages arising therefrom in a court of competent jurisdiction); and provided, further that, (a)(i) if this Agreement is terminated by the Company pursuant to Section 7.1(f) or by Parent pursuant to Section 7.1(g), or (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b) and within six  months of such termination pursuant to Section 7.1(b) the Company enters into an agreement with a Third Party with respect to an Acquisition Proposal, then, in the case of either (i) or (ii), the Company shall pay to Parent, within two days of such event, a fee equal to $5,000,000, and (b) the parties shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement and Section 5.4.

7.3.    Expenses.

(a)     Except as otherwise specified in Section 7.3(b) or (c) below, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, legal, accounting and investment banking fees ("Transaction Expenses"), shall be paid by the party incurring such Transaction Expenses, whether or not the Merger is consummated.

(b)     All Transaction Expenses which are incurred by the Company and the Subsidiaries through the Closing Date and which remain unpaid as of the Closing Date, to the extent known on the Closing Date (collectively, "Closing Date Company Transaction Expenses") shall be paid on the Closing Date as contemplated by Section 2.1.

(c)     Notwithstanding anything to the contrary set forth in this Agreement, (i) all sales, transfer and similar Taxes (but excluding any Taxes resulting from income received or required to be recognized by any of the recipients of Merger Consideration), if any, incurred by, the Company or the Surviving Corporation as a result of the consummation of the transactions contemplated hereby, (ii) all filing fees payable to any Governmental Authority pursuant to the HSR Act or other Antitrust Law in connection with the transactions contemplated hereby, and (iii) all fees and expenses of the Exchange Agent with respect to the Exchange Fund, shall be borne by the Parent.

## ARTICLE VIII
## MISCELLANEOUS

8.1.    Entire Agreement; Amendments.  This Agreement, together with its schedules and exhibits, the Confidentiality Agreement, the Related Agreements and all other ancillary agreements, documents and instruments to be delivered in connection herewith contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, either oral or written.  Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any other party, or by anyone acting on behalf of any party, that are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.  This Agreement may be amended only by an instrument in writing signed by duly authorized representatives of Parent, Acquisition Sub and the Company.

8.2.    Assignment.  No party hereto shall assign or otherwise transfer this Agreement or any of its rights hereunder, or delegate any of its obligations hereunder, without the prior written consent of the other parties hereto; provided, that, Parent and Acquisition Sub may assign this Agreement to any Affiliate of Parent without the prior consent of the Company provided Parent shall continue to remain directly and primarily liable for the performance of all of its obligations under this Agreement pursuant to documentation reasonably satisfactory to the Company.  Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each of their respective successors, heirs, legal representatives and permitted assigns.

8.3.    Counterparts.  This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement.  Facsimile signatures and pdf copies of signature pages, shall constitute original signatures for all purposes of this Agreement.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

8.4.    Governing Law; Venue; Waiver of Jury Trial.  This Agreement shall be governed by the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause application of the Laws of any jurisdiction other than the State of Delaware.  Each of the parties to this Agreement irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any Action arising out of or relating to this Agreement.  Each of the parties to this Agreement consents to service of process by delivery pursuant to Section 8.8 hereof and agrees that a final judgment in such jurisdiction in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any Related Agreement or any transaction contemplated hereby or thereby.

8.5.    Specific Performance.  The rights and remedies of the parties hereto shall be cumulative.  The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm.  Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach.

8.6.    Interpretation.  The Schedule of Defined Terms and the exhibits attached hereto are an integral part of this Agreement.  Such schedule and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this "Agreement" shall mean this Agreement together with such schedule and exhibits.  When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated.   The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."   The word "herein" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article.  The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.   As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.   Any information disclosed in any section of the Disclosure Schedule shall be deemed to be included in every other section of the Disclosure Schedule to the extent applicable.  Certain sections of the Disclosure Schedule contain disclosures which include more information than is required by the Sections of the Agreement to which such sections relate and such additional disclosure shall not be deemed to mean that such information is required by such related Sections of the Agreement (the fact that a Section of this Agreement calls for a listing of material agreements does not necessarily mean that such agreement listed on the related Section of the Disclosure Schedule is material).  Headings have been inserted on the sections of the Disclosure Schedule for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections of the Disclosure Schedule as set forth in this Agreement.

8.7.    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, in any jurisdiction, such term or provision shall be ineffective to the extent of such invalidity or unenforceability, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such term or provision in any other jurisdiction.

8.8.    Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by facsimile or electronic mail (provided that any notice or communication sent by facsimile or electronic mail shall also be confirmed by another method permitted by this Section 8.8) addressed as follows:

        If to Parent or
        Acquisition Sub:            AVX Corporation
                                    801 17th Avenue, South
                                    Myrtle Beach, South Carolina  29578
                                    Attention:  Evan Slavitt, Vice President for
                                         Business and Legal Affairs
                                         Facsimile:  (843) 444-2827
                                         Email:  eslavitt@avxuscorp.com

|  |  |
|---|---|
| With copies to: | Alston & Bird LLP |
|  | Bank of America Plaza |
|  | 101 South Tryon Street |
|  | Suite 4000 |
|  | Charlotte, North Carolina  28280 |
|  | Attention:  Gary C. Ivey |
|  | Facsimile:  (704) 444-1111 |
|  | Email:  gary.ivey@alston.com |
|  |  |
| If to the Company: | American Technical Ceramics Corp. |
|  | One Norden Lane |
|  | Huntington Station, NY  11746 |
|  | Attention:  Kathleen M. Kelly |
|  | Vice President - Administration |
|  | Facsimile:  (631) 622-4610 |
|  | Email:  kkelly@alceramics.com |
|  |  |
| With a copy to: | Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. |
|  | 666 Third Avenue |
|  | New York, NY 10017 |
|  | Attention:  Stephen J. Gulotta, Jr., Esq. |
|  | Facsimile:  (212) 983-3115 |
|  | Email:  sgulotta@mintz.com |

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.  All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted, and (d) in the case of facsimile transmission or electronic mail, on the Business Day sent if sent during the normal business hours of the recipient and otherwise on the next Business Day.

8.9.    Representation by Counsel.  Each party hereto acknowledges that it has been advised by legal and any other counsel retained by such party in its sole discretion.  Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party.

8.10.    Construction.  The parties have participated jointly in the negotiations and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.11.    Waivers.  At any time prior to the Effective Time, any party hereto may extend the time for the performance of any of the obligations or other acts required by the other party hereunder, waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and waive compliance by the other party with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party's rights under such provisions at any other time or a waiver of the party's rights under any other provision of this Agreement.  No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party.

8.12.   <u>Disclaimer of Additional Representations and Warranties</u>.  Except as set forth in this Agreement, any Related Agreement or in any other agreement, exhibit, schedule, certificate, instrument or other writing delivered in connection with this Agreement, no party hereto makes any additional representation or warranty to any other party hereto.  None of the representations, warranties, covenants or other agreements of the Company, Parent or Acquisition Sub contained in this Agreement, any Related Agreement or in any other agreement, exhibit, schedule, certificate, instrument or other writing delivered in connection with this Agreement shall survive the Effective Time, except for those covenants, agreements and other provisions that by their terms apply or are to be performed, in whole or in part, after the Effective Time.

8.13.   <u>No Third Party Beneficiaries</u>.  No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; except that the present and former officers and directors of the Company are intended third party beneficiaries of the provisions of Section 5.8 and shall have the right to enforce  the same in their own names.

*[Remainder of Page Intentionally Left Blank]*

NOW, THEREFORE, the parties hereto have executed this Agreement and Plan of Merger by their duly authorized representatives as of the date first written above.

**PARENT:**

**AVX CORPORATION**

By: /s/ John S. Gilbertson
Name: John S. Gilbertson
Title: Chief Executive Officer and President

**ACQUISITION SUB:**

**ADMIRAL BYRD ACQUISITION SUB, INC.**

By: /s/ John S. Gilbertson
Name: John S. Gilbertson
Title: Chief Executive Officer and President

**COMPANY:**

**AMERICAN TECHNICAL CERAMICS CORP.**

By: /s/ Victor Insetta
Victor Insetta, Chairman, Chief Executive Officer and President

# SCHEDULE OF DEFINED TERMS

# CERTAIN DEFINITIONS

"1997 Option Plan" means the American Technical Ceramics Corp. 1997 Stock Option Plan.

"2000 Stock Plan" means the American Technical Ceramics 2000 Stock Incentive Plan.

"Acquisition Proposal" means any contract, proposal, offer, inquiry or other indication of interest relating to any of the following (other than the transactions contemplated by this Agreement): (a) any merger, consolidation, share exchange, take-over bid, recapitalization, dissolution, liquidation or other business combination directly or indirectly involving the Company or any Subsidiary; (b) or the issuance or acquisition of shares of capital stock or other securities of the Company or any Subsidiary or any tender or exchange offer that if consummated would result in any Person, together with all Affiliates thereof, beneficially owning (as defined in Section 13(d) of the Exchange Act) 20% or more of the shares of Common Stock or 20% or more of the capital stock of any Subsidiary; (c) the acquisition of any business or group of assets that generates 20% or more of the Company's and the Subsidiaries' consolidated net income or net revenues or that constitutes 20% or more of the assets of the Company and the Subsidiaries taken as a whole; or (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated hereby or which would reasonably be expected to diminish significantly the benefits to Parent or its Affiliates of the transactions contemplated hereby.

"Action" means any suit, litigation, hearing, investigation, examination, inquiry, audit, arbitration, cause of action, claim, complaint, grievance, charge, criminal prosecution, investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or Governmental Authority, arbitrator or other tribunal.

"Affiliate" means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person; and "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.

"Approval" means any license, permit, consent, approval, authorization, registration, filing, waiver, qualification or certification.

"Business Day" means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York.

"COBRA" means 4980B of the Code and the regulations promulgated thereunder.

"Code" means the Internal Revenue Code of 1986, as amended, and all Regulations promulgated thereunder.

"Company Board of Directors" mean the Board of Directors of the Company.

"Company Material Adverse Effect" means any event, change, development, occurrence, effect, circumstance or condition that, individually or in the aggregate with all other events, changes, developments, occurrences, effects, circumstances or conditions, has had or could reasonably be expected to have (a) a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and the Subsidiaries (taken as a whole), or (b) a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement other than (i) any effect resulting from the public announcement of this Agreement, compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement; (ii) any effect of any change in the United States or foreign economies or securities or financial markets in general; (iii) any effect of any change that generally affects any industry in which the Company or any of the Subsidiaries operates that does not have a disproportionate impact on the Company and the Subsidiaries (taken as a whole); (iv) any effect of any action taken by Parent or its Affiliates (provided such action was without the participation or consent of Company) with respect to the transactions contemplated hereby or with respect to the Company or any of the Subsidiaries; (v) any effect resulting from an act of war or terrorism; (vi) any effect resulting from changes in GAAP or in any statute, rule or regulation unrelated to the Merger and of general applicability after the date hereof; and (vii) any effect resulting from the Company's failure to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; and (viii) any effect resulting from a decline in the closing price of the Common Stock as reported on the principal securities exchange on which the Common Stock is listed; provided, that, the exception set forth in subclauses (vii) and (viii) above shall not affect a determination as to whether any event, change, development, circumstance or condition underlying such failure has resulted in a Company Material Adverse Effect.

"Company Stock Option Plan" means the 1997 Option Plan and the 2000 Stock Plan, collectively.

"Company's Knowledge" and all permutations thereof, shall mean, with respect to any matter in question, the actual knowledge of such matter of (i) Victor Insetta, Kathleen Kelly and Andrew Perz, and (ii) Richard Monsorno, Judah Wolf and David Ott, but only with respect to matters within their respective areas of responsibility. Each of such Persons shall be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) in the records or files of the Company or any Subsidiary that have been in such individual's possession.

"Company Securities" means the outstanding Common Stock and the outstanding Options.

"Contract" means any oral or written contract, agreement, license, lease or other instrument, and all amendments, modifications and supplements thereto.

"Court" means any court or arbitration tribunal of the United States, any domestic state, or any foreign country, and any political subdivision thereof.

"Environmental Claim" means any Action, notice of noncompliance or violation, demand, allegation, request for information, citation, summons, complaint or Order, penalty, fine or Lien arising pursuant to any Environmental Law.

"Environmental Laws" means those Laws relating to pollution or the protection of public health, welfare or the environmental, including any Law relating to emissions, discharges or releases of Hazardous Substances into the environment or otherwise relating to generation, use, treatment, storage, disposal, transportation or handling of Hazardous Substances.

"Environmental Permits" means any Approval required pursuant to any Environmental Law in connection with the conduct of the business of, or the use or operation of any Real Property by, the Company or any Subsidiary of the Company.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rule and regulations promulgated thereby.

"Fairness Opinion" means a written opinion of a reputable financial advisory or investment banking firm in the business of rendering such opinions (which firm is acceptable to the Company Board of Directors) to the effect that the Merger Consideration to be received by the Company Stockholders in the Merger is fair, from a financial point of view, to the Company Stockholders.

"Governmental Authority" means any governmental agency, authority, department, commission, board, bureau, Court or instrumentality of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission.

"Hazardous Substance" means any material, substance, waste or product which is defined as hazardous, toxic or a pollutant in, and is regulated under, any Environmental Law, including, but not limited to, asbestos, polychlorinated biphenyls and petroleum or petroleum by-products.

"Indebtedness" means Liabilities (a) for borrowed money, or with respect to deposits or advances of any kind (other than deposits, advances or excess payments accepted in connection with the sale of products or services in the ordinary course of business), (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) under conditional sale or other title retention agreements, (e) issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers incurred in the ordinary course of business and paid when due), (f) of others secured by (or for which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, and (g) under leases required to be accounted for as capital leases under GAAP, (h) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (i) any guaranty of any of the foregoing.

"Intellectual Property" means any and all (i) patents, inventions, improvements, know-how, show-how, designs, trade secrets, copyrights, works of authorship, moral rights, mask works, rights in databases, trademarks, trade names, service marks, fictitious and assumed business names, Internet domain names, manufacturing processes, software (including object code, source code, data, databases and documentation), formulae, trade secrets, specifications and other confidential information, technology and all other intellectual property and industrial property and rights therein, (ii) registration and applications for registration of any of the foregoing, (iii) goodwill related to any of the foregoing (i) or (ii), and (iv) tangible embodiments of any of the foregoing (i), (ii) or (iii).

"IRS" means the U.S. Internal Revenue Service.

"Laws" means all laws, statutes, constitutions, treaties, codes, licensing requirements, ordinances and Regulations of any Governmental Authority, including all Orders having the effect of law in each such jurisdiction.

"Liability" means any liability, loss, assessment, damage, cost or expense (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"Lien" means any mortgage, lien, pledge, hypothecation, security interest, encumbrance, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, infringement, interference, proxy, option, right of first refusal, conditional sale agreement, preemptive right, community property interest, impediment or exception to title, reservation of right, limitation or impairment of use, imperfection of title, attachment, easement, lien (statutory or otherwise), condition or restriction of any nature, including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset (including any agreement to give any of the foregoing).

"Order" means any judgment, order, award, writ, injunction, ruling, verdict, decision or decree of, or any settlement under the jurisdiction of any Court or Governmental Authority.

"Parent's Knowledge" and all permutations thereof, shall mean, with respect to any matter in question, the actual knowledge of such matter of John S. Gilbertson, Kurt Cummings and Evan Slavitt. Each of such Persons shall be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) in, or that have been in, such individual's possession, including personal files.

"Permitted Liens" means (a) statutory Liens for Taxes, assessments and other governmental charges which are not yet due and payable or are due but not delinquent or are being contested in good faith by appropriate proceedings, (b) statutory or common law Liens to secure sums not yet due to landlords, sublandlords, licensors or sublicensors under leases or rental agreements, (c) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (d) statutory or common law Liens in favor of carriers, warehousemen, mechanics, workmen, repairmen and materialmen to secure claims for labor, materials or supplies and incurred in the ordinary course of business for sums not yet due, (e) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (f) Liens resulting from a filing by a lessor as a precautionary filing for a true lease, (g) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds an other obligations of a like nature incurred in the ordinary course of business, (h) vendor's Liens to secure payment, (i) rights or claims of customers or tenants under licenses or leases, (j) Liens securing Indebtedness for borrowed money pursuant to Company Contracts listed in Section 3.20(a) of the Disclosure Schedule, (k) Liens reflected in the Real Property Reports, and (l) zoning, building codes and other land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over the Real Property which are not violated by the Company's or any Subsidiary's current use or occupancy of the same, and (m) easements, covenants, conditions, restrictions and other similar matters of record affecting title to the Real Property which do no materially impair the Company's or any Subsidiary's use or occupancy of the Real Property in the operation of the business conducted thereon.

"Person" means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other business entity, or other legal entity.

"Proxy Statement" means the proxy statement to be distributed to the Stockholders in connection with the Merger and the related transactions contemplated by this Agreement, including any preliminary proxy statement, definitive proxy statement or supplement or amendment thereto, in each case filed with the SEC in accordance with the terms and provisions of this Agreement.

"Real Property" means the Owned Real Property and the Leased Real Property, together with all improvements, fixtures, fittings, machines and equipment located thereon.

"Real Property Reports" means the Appraisal of 2201 Corporate Square Boulevard, Jacksonville, Florida, prepared by Real Property Economics, Inc., dated December 22, 2006, the Complete Appraisal Summary Report of 15 Stepar Place, Huntington Station, New York, prepared by Goodman-Marks Associates, Inc., dated January 18, 2007, and the Survey of 2201 Corporate Square, Jacksonville, Florida prepared by Edwards Engineering in 2000, collectively.

"Regulation" means any rule or regulation of any Governmental Authority.

"Related Agreements" means the Exchange Agreement and all other documents and instruments created in connection with or pursuant to this Agreement.

"Related Party" means (a) each Person who owns of record or beneficially at least five percent of the outstanding capital stock of the Company as of the date of this Agreement, (b) each individual who is, as of the date of this Agreement, an officer or director of the Company or any Subsidiary, and (c) any Affiliate of any Person described in clause (a) or (b) of this definition.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereby.

"SOX" means the Sarbanes-Oxley Act of 2002.

"Taxes" means (a) all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority or other Governmental Authority, including, but not limited to, those on or measured by or referred to as gross income, net income, franchise, profits, gross receipts, capital, *ad valorem,* customs, duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto, together with any additions to tax or additional amounts with respect thereto, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

"Tax Returns" means any and all returns, declarations, reports, claims for refunds and information returns or statements relating to Taxes, including all schedules or attachments thereto and including any amendment thereof, filed or required to be filed with the IRS or any other governmental or taxing authority or agency, domestic or foreign, including consolidated, combined and unitary tax returns.

"Third Party" means any Person other than Company, Parent, Acquisition Sub or any of their Affiliates.

"Voting Debt" means any bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote.

"<u>WARN Act</u>" means the Worker Adjustment and Retraining Notification Act, as amended.